THIRD QUARTER RESULTS
SEPTEMBER 30, 2009

PENGROWTH

$162.9 million
Cash flow from operating activities

Development capital totaled
$40.1 million

Distributions declared to unitholders totaled
$0.27 per trust unit

Payout ratio of distributions declared over cash flow was
44 percent

78,135 boe per day
Daily production averaged

Q3-2009

Exhibit 99.1
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Highlights
Production in the quarter was 78,135 barrels of oil equivalent (boe) per day, a decrease of five percent when compared to the second quarter’s production of 82,171 boe per day and a decrease of four percent compared to the third quarter of 2008’s production of 80,981 boe per day. The decrease compared to the second quarter was primarily attributable to events at Sable Offshore Energy Project including a complete shutdown due to scheduled maintenance that was compounded by the impact of Hurricane Bill.
•
Pengrowth raised, for the second time this year, its guidance for annual production from 78,000 to 79,500 boe per day to 79,000 to 80,000 boe per day, excluding any impact from potential future acquisitions or dispositions.
•
Cash flow from operating activities before working capital changes was approximately $144.7 million ($0.56 per trust unit) in the third quarter of 2009 as compared to $160.1 million ($0.62 per trust unit) in the second quarter and $239.6 million ($0.96 per trust unit) in the same period last year. The decrease in cash flow from operations as compared to the second quarter was due to the decrease in production with slight increases in operating and royalty expenses. The year-over-year decrease is largely due to lower commodity prices.
•
Pengrowth’s Term Credit Facility was $402 million at the end of the quarter leaving $835 million of credit available. As Pengrowth continues to focus on being sustainable and living within its cash flow, Pengrowth repaid $48 million of bank debt in the third quarter.
•
Distributions declared in the third quarter totalled $72.2 million versus $77.5 million during the second quarter and $171.0 million in the third quarter last year. Subsequent to the third quarter of 2009, Pengrowth reduced its monthly distribution per trust unit to $0.07 from $0.10, to provide funds for Pengrowth’s expanded capital program and maintain fiscal discipline.
•
Realized commodity risk management gains totalled $43.4 million in the quarter. These gains have offset a portion of the Trust’s exposure to reduced commodity prices, particularly natural gas. In the third quarter, Pengrowth entered into additional gas hedges. Currently Pengrowth has hedged in excess of 45 percent of its preliminary estimate for 2010 natural gas production at an average price of Cdn $6.13 per mmbtu.
•
Pengrowth currently anticipates converting to a dividend paying corporation in 2011.
•
Subsequent to the third quarter, Pengrowth significantly increased the Trust’s land position in the Horn River Basin shale gas play to 113 net sections with the acquisition of 43 net sections of land.
•
On October 23rd, 2009, Pengrowth closed a successful equity issue that raised gross proceeds of approximately $300 million that was applied to reduce debt.
Note regarding currency: all figures contained within this report are quoted in Canadian dollars unless otherwise indicated.

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Summary of Financial and Operating Results

	Three Months ended September 30			Nine Months ended September 30
(monetary amounts in thousands, except per unit amounts)	2009	2008	% Change	2009		2008	% Change

STATEMENT OF INCOME
Oil and gas sales	$325,264	$518,662	(37)	$983,871		$1,526,891	(36)
Net income	$78,290	$422,395	(81)	$34,330		$247,162	(86)
Net income per trust unit	$0.30	$1.69	(82)	$0.13		$0.99	(87)
CASH FLOWS
Cash flows from operating activities	$162,915	$273,597	(40)	$401,417		$757,709	(47)
Cash flows from operating activities per trust unit	$0.63	$1.10	(43)	$1.56		$3.05	(49)

Distributions declared	$72,235	$170,959	(58)	$226,973		$506,352	(55)
Distributions declared per trust unit	$0.27	$0.675	(60)	$0.87		$2.025	(57)

Ratio of distributions declared over cash flows from operating activities	44%	62%		57%		67%

Capital expenditures	$44,047	$99,458	(56)	$161,236		$276,052	(42)
Capital expenditures per trust unit	$0.17	$0.40	(58)	$0.62		$1.11	(44)
Weighted average number of trust units outstanding	259,263	249,461	4	257,996		248,406	4

BALANCE SHEET
Working capital deficiency				$(185,449	)(1)	$(267,744)	(31)
Property, plant and equipment				$3,962,814		$4,309,382	(8)
Long term debt				$1,264,174		$1,266,231	0
Trust unitholders’ equity				$2,509,325		$2,643,326	(5)
Trust unitholders’ equity per trust unit				$9.65		$10.37	(7)

Currency (U.S.$/Cdn$) (closing rate at period end)				0.9340		0.9397

Number of trust units outstanding at period end				260,114		254,936	2

AVERAGE DAILY PRODUCTION
Crude oil (barrels)	22,930	23,286	(2)	23,142		24,476	(5)
Heavy oil (barrels)	7,480	8,287	(10)	7,657		8,091	(5)
Natural gas (mcf)	232,444	246,287	(6)	238,746		240,529	(1)
Natural gas liquids (barrels)	8,984	8,361	7	9,598		8,872	8
Total production (boe)	78,135	80,981	(4)	80,189		81,527	(2)

TOTAL PRODUCTION (mboe)	7,188	7,450	(4)	21,891		22,338	(2)

PRODUCTION PROFILE
Crude oil	29%	29%		29%		30%
Heavy oil	10%	10%		9%		10%
Natural gas	50%	51%		50%		49%
Natural gas liquids	11%	10%		12%		11%

AVERAGE REALIZED PRICES (after commodity risk management)
Crude oil (per barrel)	$74.40	$82.00	(9)	$71.26		$81.75	(13)
Heavy oil (per barrel)	$59.21	$96.93	(39)	$49.71		$87.22	(43)
Natural gas (per mcf)	$4.34	$8.29	(48)	$5.03		$8.46	(41)
Natural gas liquids (per barrel)	$41.86	$87.06	(52)	$37.96		$81.46	(53)
Average realized price per boe	$45.22	$67.71	(33)	$44.84		$67.02	(33)

(1)	Includes $160.4 million current portion of long term debt.
Note regarding currency: all figures contained within this report are quoted in Canadian dollars unless otherwise indicated.

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Summary of Trust Unit Trading Data

	Three months ended				Nine months ended
	September 30				September 30
(thousands, except per trust unit amounts)	2009		2008		2009		2008

TRUST UNIT TRADING
PGH (NYSE)
High	$10.54	U.S.	$20.20	U.S.	$10.54	U.S.	$21.90	U.S.
Low	$6.43	U.S.	$14.16	U.S.	$4.51	U.S.	$13.67	U.S.
Close	$10.51	U.S.	$14.94	U.S.	$10.51	U.S.	$14.94	U.S.
Value	$203,052	U.S.	$457,661	U.S.	$604,707	U.S.	$1,107,960	U.S.
Volume	23,914		26,815		79,757		60,533

PGF.UN (TSX)
High	$11.33		$20.55		$12.33		$21.56
Low	$7.49		$14.73		$5.84		$14.16
Close	$11.33		$15.99		$11.33		$15.99
Value	$268,980		$565,419		$755,418		$1,693,013
Volume	28,766		31,735		86,265		90,493

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President’s Message
To our unitholders,
I am pleased to present the operating and financial results for the third quarter of 2009 in this, my first formal communication as President and Chief Executive Officer of Pengrowth Energy Trust.
We have had an extremely busy quarter with activity and initiatives on the operating, financial, strategic and leadership elements of our business.
Operational highlights from the third quarter include:
•	Solid cash flow from operations, due in part to lower operating costs compared to the same period last year and realized commodity risk management gains;

•	Strong operational performance with total production averaging 78,135 barrels of oil equivalent (boe) per day; after accounting for the extended scheduled maintenance shutdown and the impact of Hurricane Bill on the Sable Offshore Energy Project.

•	Lower operating costs of $12.91 per boe for the third quarter of 2009 versus $14.13 per boe for the third quarter of last year and $13.19 per boe for the first nine months of 2009 compared to $14.08 per boe for the same period last year. Operating costs continue to be positively impacted by a significant decrease in power pool prices on a year-over-year basis.

•	Realized commodity risk management gains totaled $43.4 million in the third quarter and $143.3 million through the first nine months of 2009. These gains have offset a portion of the trust’s exposure to reduced commodity prices, particularly natural gas.

•	Subsequent to the third quarter, we significantly increased the Trust’s land position in the Horn River Basin shale gas play to 113 net sections with the acquisition of 43 net sections of undeveloped land.
During the quarter, Pengrowth’s Founder, Chairman and Chief Executive Officer, Jim Kinnear, decided to retire from day-to-day operations and management of Pengrowth. Mr. Kinnear will continue as a Director of Pengrowth Corporation and has been granted the designation of Chairman Emeritus in recognition of his extraordinary role as the Founder, Chairman and Chief Executive Officer of Pengrowth.
On behalf of the unitholders, I would like to thank Mr. Kinnear for his outstanding contribution to the success of Pengrowth over the last 20 years and to wish him every success with his other varied business and philanthropic interests.
Subsequent Events
On October 1, 2009, Pengrowth announced changes to its value creation strategy that focused on investing a larger percentage of cash flow on operated, low cost, low risk, repeatable drilling opportunities in the Western Canadian Sedimentary Basin (WCSB).
Some of the key changes are:
•	Increasing capital expenditures as a percentage of cash flow to facilitate higher reinvestment levels on Pengrowth’s existing assets as well as to advance the longer term value of its Lindbergh, Enhanced Oil Recovery (EOR) and Horn River resource plays.

•	Adoption of a sustainable business model where distributions plus capital expenditures are equal to cash flow.

•	Reducing debt over the next 18 months to levels more consistent with energy trust averages.
In addition to the changes to its value creation strategy, Pengrowth reduced its November 16, 2009 cash distribution to Cdn $0.07 per trust unit to provide funds for Pengrowth’s expanded capital program, while continuing to maintain our fiscal discipline.
The uncertainty of the company’s legal structure post-2011 was addressed in our strategy platform. Pengrowth currently anticipates converting to a dividend paying corporation in 2011.
On October 23, 2009, Pengrowth closed an offering with a syndicate of underwriters to purchase from Pengrowth and sell to the public 28,847,000 Trust Units at Cdn $10.40 per trust unit, for total gross proceeds of approximately $300 million (net proceeds of $285 million). The net proceeds from the offering will be used to

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repay indebtedness under the company’s credit facilities and for general corporate purposes. We were extremely pleased with the strong interest in the offering, in particular the significant institutional participation in the financing.
Outlook
For the second time this year we are increasing our full year production guidance to 79,000 — 80,000 boe per day reflecting the strong performance of our capital program and the stability of our base production. We are also decreasing our operating cost guidance from $14.00 per boe to $13.50 per boe to reflect the impact of lower power prices and increased production.
Our 2010 capital budgeting process is underway with over half a billion dollars worth of capital projects being considered for funding. We look forward to updating you in the coming months on our capital spending and operating guidance for 2010. With the uncertainty around North American natural gas prices we have continued to hedge our 2010 natural gas production. Currently we have in excess of 60 percent of our net natural gas production hedged for 2010 at an average price of Cdn $6.13 per mmbtu.
In addition, we are continuing with our efforts to divest of non-core assets, as well as a small Gross Over-riding Royalty asset package. We look forward to reporting on our efforts in this regard next quarter.
On the acquisition front we are encouraged by the quality of acquisition opportunities we see in front of us today, and those we understand will be coming to the market over the next couple of quarters. We are well positioned to be able to take advantage of these opportunities with over $1.1 billion of room available on our bank lines.
On behalf of the board of directors and the senior management team, I would like to thank our team members for all their hard work.
I would also like to acknowledge our unitholders and thank you for your continued support in our quest to continue to create incremental unitholder value at Pengrowth.
Sincerely,

Derek W. Evans
President and Chief Executive Officer
November 9, 2009

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Management’s Discussion & Analysis
The following Management’s Discussion and Analysis (MD&A) of financial results should be read in conjunction with the unaudited consolidated Financial Statements for nine months ended September 30, 2009 of Pengrowth Energy Trust and is based on information available to November 9, 2009.
Frequently Recurring Terms
For the purposes of this MD&A, we use certain frequently recurring terms as follows: the “Trust” refers to Pengrowth Energy Trust, the “Corporation” refers to Pengrowth Corporation, “Pengrowth” refers to the Trust and its subsidiaries and the Corporation on a consolidated basis and the “Manager” refers to Pengrowth Management Limited.
Pengrowth uses the following frequently recurring industry terms in this MD&A: “bbls” refers to barrels, “boe” refers to barrels of oil equivalent, “mboe” refers to a thousand barrels of oil equivalent, “mcf” refers to thousand cubic feet, “gj” refers to gigajoule and “mmbtu” refers to million British thermal units.
Advisory Regarding Forward-Looking Statements
This MD&A contains forward-looking statements within the meaning of securities laws, including the “safe harbour” provisions of Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. Forward-looking information is often, but not always, identified by the use of words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “forecast”, “target”, “project”, “guidance” “may”, “will”, “should”, “could”, “estimate”, “predict” or similar words suggesting future outcomes or language suggesting an outlook. Forward-looking statements in this MD&A include, but are not limited to, statements with respect to: reserves, 2009 production, production additions from Pengrowth’s 2009 development program, royalty obligations, 2009 operating expenses, future income taxes, goodwill, asset retirement obligations, taxability of distributions, remediation and abandonment expenses, capital expenditures, general and administration expenses, the portion of our future distributions anticipated to be taxable, the potential impact of the SIFT tax (as defined herein) on Pengrowth and our unitholders, our potential ability to shield our taxable income from income tax using our tax pools for a period of time following the implementation of the SIFT tax, our currently anticipated conversion to a dividend paying entity which will be taxable as a corporation for Canadian federal income tax purposes, and proceeds from the disposal of properties. Statements relating to “reserves” are forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions that the reserves described exist in the quantities predicted or estimated and can profitably be produced in the future.
Forward-looking statements and information are based on Pengrowth’s current beliefs as well as assumptions made by, and information currently available to, Pengrowth concerning general economic and financial market conditions anticipated financial performance, business prospects, strategies, regulatory developments, including in respect of taxation, royalty rates and environmental protection, future capital expenditures and the timing thereof, future oil and natural gas commodity prices and differentials between light, medium and heavy oil prices, future oil and natural gas production levels, future exchange rates and interest rates, the proceeds of anticipated divestitures, the amount of future cash distributions paid by Pengrowth, the cost of expanding our property holdings, our ability to obtain labour and equipment in a timely manner to carry out development activities, our ability to market our oil and natural gas successfully to current and new customers, the impact of increasing competition, our ability to obtain financing on acceptable terms and our ability to add production and reserves through our development, exploitation and exploration activities. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.
By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: the volatility of oil and gas prices; production and development costs and capital expenditures; the imprecision of reserve estimates and estimates of recoverable quantities of oil, natural gas and liquids; Pengrowth’s ability to replace and expand oil and gas reserves; environmental claims and liabilities; incorrect assessments of value when making acquisitions; increases in debt service charges; the loss of key personnel; the marketability of production; defaults by third party operators; unforeseen title defects; fluctuations in foreign currency and exchange rates; inadequate insurance coverage; compliance with environmental laws and regulations; changes in tax and royalty laws; the failure to qualify as a mutual fund trust; and Pengrowth’s ability to access external sources of debt and equity capital. Further information regarding these factors may be found under the heading “Business Risks” herein and under “Risk Factors” in Pengrowth’s most recent Annual Information Form (AIF), and in Pengrowth’s most recent consolidated financial statements, management

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information circular, quarterly reports, material change reports and news releases. Copies of the Trust’s Canadian public filings are available on SEDAR at www.sedar.com. The Trust’s U.S. public filings, including the Trust’s most recent annual report form 40-F as supplemented by its filings on form 6-K, are available at www.sec.gov.
Pengrowth cautions that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to Pengrowth, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements contained in this MD&A are made as of the date of this MD&A and Pengrowth does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, except as required by law. The forward-looking statements in this document are provided for the limited purpose of enabling current and potential investors to evaluate an investment in Pengrowth. Readers are cautioned that such statements may not be appropriate, and should not be used for other purposes.
The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement.
Critical Accounting Estimates
The financial statements are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP). Management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses for the period ended.
The amounts recorded for depletion and depreciation of property, plant and equipment, amortization of injectants, the provision for asset retirement obligations, unit based compensation, goodwill and future taxes are based on estimates. The ceiling test calculation is based on estimates of proved reserves, production rates, oil and natural gas prices, future costs and other relevant assumptions. The amounts recorded for the fair value of risk management contracts and the unrealized gains or losses on the change in fair value are based on estimates. These estimates can change significantly from period to period. As required by National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities, Pengrowth uses independent qualified reserve evaluators in the preparation of the annual reserve evaluations. By their nature, these estimates are subject to measurement uncertainty and changes in these estimates may impact the consolidated financial statements of future periods.
The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses for the period then ended. Certain of these estimates may change from period to period resulting in a material impact on Pengrowth’s results of operations, financial position, and change in financial position.
Non-GAAP Financial Measures
This MD&A refers to certain financial measures that are not determined in accordance with GAAP in Canada or the United States. These measures do not have standardized meanings and may not be comparable to similar measures presented by other trusts or corporations. Measures such as operating netbacks do not have standardized meanings prescribed by GAAP.
Distributions can be compared to cash flow from operating activities in order to determine the amount, if any, of distributions financed through debt or short term borrowing. The current level of capital expenditures funded through retained cash, as compared to debt or equity, can also be determined when it is compared to the difference in cash flow from operating activities and distributions paid in the financing section of the Statement of Cash Flows.
Management monitors Pengrowth’s capital structure using non-GAAP financial metrics. The two metrics are Total Debt to the trailing twelve months Earnings Before Interest, Taxes, Depletion, Depreciation, Amortization, Accretion, and other non-cash items (EBITDA) and Total Debt to Total Capitalization. Total Debt is the sum of working capital, long term debt and convertible debentures as shown on the balance sheet, and Total Capitalization is the sum of Total Debt and Unitholder’s equity. Management believes that targeting prudent ratios of these measures are reasonable given the size of Pengrowth, its capital management objectives, growth strategy, uncertainty of oil and gas commodity prices and additional margin required over the debt covenants.
If the ratio of Total Debt to trailing EBITDA reaches or exceeds certain levels, management would consider steps to reduce the ratio of Total Debt to trailing EBITDA. If the ratio of Total Debt to Total Capitalization reaches or exceeds certain levels, management would consider steps to improve the ratio while considering our debt financial covenant limits.

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Non-GAAP Operational Measures
The reserves and production in this MD&A refer to Company Interest reserves or production that is Pengrowth’s working interest share of production or reserves prior to the deduction of royalties plus any royalty interest in production or reserves at the wellhead. Company interest is more fully described in Pengrowth’s AIF.
When converting natural gas to equivalent barrels of oil within this MD&A, Pengrowth uses the industry standard of six thousand cubic feet to one barrel of oil equivalent. Barrels of oil equivalent may be misleading, particularly if used in isolation; a conversion ratio of six mcf of natural gas to one boe is based on an energy equivalency conversion primarily and does not represent a value equivalency at the wellhead. Production volumes, revenues and reserves are reported on a company interest gross basis (before royalties) in accordance with Canadian practice.
Currency
All amounts are stated in Canadian dollars unless otherwise specified.
OVERVIEW
Pengrowth generated cash flow from operating activities of $162.9 million during the third quarter of 2009, a 13 percent increase from the second quarter of 2009. Contributing to the increase were, higher realized prices for oil and natural gas liquids (NGL), and favorable changes in non-cash operating working capital. Lower commodity prices in the current year have been the major contributor to a 47 percent decrease in operating cash flow and a 34 percent decrease in the operating netback comparing the first nine months of 2009 to the same period of 2008. Similarly, the 40 percent decrease in operating cash flows from the third quarter of 2008 to the third quarter of 2009 was primarily due to commodity prices retreating from 2008’s record high oil prices and very strong natural gas prices. Lower commodity prices in the current year have necessitated a lower level of capital spending when comparing the third quarter and the first nine months of 2009 to the same periods of 2008. Pengrowth has spent approximately 42 percent less capital in the first nine months of 2009, compared to the first nine months of 2008, as a response to the lower commodity prices. To the extent possible the spending is being focused on those projects that create the greatest economic value.

	Three months ended			Nine months ended
	Sept 30, 2009	June 30, 2009	Sept 30, 2008	Sept 30, 2009	Sept 30, 2008

Production (boe/d)	78,135	82,171	80,981	80,189	81,527
Net capital expenditures ($000’s)	44,047	44,129	99,458	161,236	276,052
Netback ($/boe)(1)	24.72	26.28	37.48	24.96	37.70
Cash flows from operating activities ($000’s)	162,915	144,116	273,597	401,417	757,709
Net income ($000’s)	78,290	10,272	422,395	34,330	247,162
Included in net income:
Unrealized gain (loss) on commodity risk management ($000’s)	(5,609)	(115,400)	476,005	(133,625)	(42,350)
Unrealized foreign exchange gain (loss) on foreign denominated debt ($000’s)	89,960	79,835	(24,999)	130,635	(45,419)

(1)	Prior period restated to conform to presentation in the current period.
In the third quarter of 2009, Pengrowth recorded net income of $78.3 million compared to $10.3 million and $422.4 million in the second quarter of 2009 and third quarter of 2008 respectively. Included in net income are unrealized losses on mark-to-market commodity risk management contracts which result from the change in fair value of the contracts between periods. In the third quarter of 2009, an unrealized loss on commodity risk management contracts of $5.6 million before taxes ($4.0 million after tax) was recorded compared to an unrealized loss of $115.4 million before tax ($82.5 million after tax) in the second quarter of 2009 and an unrealized gain of $476.0 million before tax ($333.8 million after tax) in the third quarter of 2008. While the strengthening of the Canadian dollar relative to the U.S. dollar during the current quarter had a negative impact on cash flow as lower revenue was received, the stronger dollar resulted in unrealized foreign exchange gains on foreign denominated debt of $90.0 million before tax ($78.5 million after tax) in the third quarter of 2009 compared to a gain of $79.8 million before tax ($79.8 million after tax) in the second quarter of 2009 and a loss of $25.0 million before tax ($21.7 million after tax) for the third quarter of 2008. During the first nine months of 2009, net income was approximately $34.3 million; a decrease of 86 percent compared to the first nine months of 2008. This decrease is primarily due to lower price driven revenue, and increased unrealized commodity risk management losses in the current year, partly offset by higher unrealized foreign exchange gains.
The commodity risk management activities, which are utilized to provide a level of stability to the Trust’s cash flow from operating activities, has from time to time enhanced the Trust’s realization of higher commodity prices. Realized commodity risk management gains totalled $43.4 million in the third quarter and $143.3 million through

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the first nine months of 2009. These gains have offset a portion of the Trust’s exposure to reduced commodity prices, particularly natural gas.
RESULTS OF OPERATIONS
This MD&A contains the results of Pengrowth Energy Trust and its subsidiaries.
Production
Average daily production decreased approximately five percent in the third quarter of 2009 compared to the second quarter of 2009. Third quarter 2009 production volumes were impacted by the lengthy scheduled maintenance shutdown and a hurricane that delayed startup in August at Sable Offshore Energy Project (SOEP). Offsetting the lower volumes were positive results from development activity, particularly at Carson Creek. In comparison to the third quarter of 2008, average daily production decreased four percent mainly a result of SOEP. Daily production in the first nine months of 2009 decreased two percent compared to the same period of 2008 mainly due to the previously mentioned operational issues at SOEP, weather related issues experienced early in 2009 and natural decline, partly offset by additional volumes from capital development, minor property acquisitions in the first quarter and prior period volume additions booked in 2009 that related to prior year acquisitions.
At this time, Pengrowth anticipates full year production to average between 79,000 and 80,000 boe per day. This represents an increase from our previous production guidance of between 78,000 and 79,500 boe per day and results primarily from strong results from capital development programs and minor property acquisitions. This estimate excludes the impact from any potential future acquisitions and dispositions.
Daily Production

	Three months ended						Nine months ended
	Sept 30,	% of	June 30,	% of	Sept 30,	% of	Sept 30,	% of	Sept 30,	% of
	2009	total	2009	total	2008	total	2009	total	2008	total

Light crude oil (bbls)	22,930	29	23,078	28	23,286	29	23,142	29	24,476	30
Heavy oil (bbls)	7,480	10	7,822	10	8,287	10	7,657	9	8,091	10
Natural gas (mcf)	232,444	50	247,604	50	246,287	51	238,746	50	240,529	49
Natural gas liquids (bbls)	8,984	11	10,004	12	8,361	10	9,598	12	8,872	11

Total boe per day	78,135		82,171		80,981		80,189		81,527

Light crude oil production volumes decreased approximately one percent in the third quarter of 2009 compared to the second quarter of 2009 due to natural declines partly offset by volumes from two small acquisitions and ongoing development work at Carson Creek. Production volumes decreased approximately two percent comparing the third quarter of 2009 to the third quarter of 2008 and approximately five percent for the first nine months of 2009 compared to the same time period of 2008. The year to date decreases are primarily attributable to the second quarter turnaround work at Nipisi, first quarter operational issues at Judy Creek and natural declines which were partially offset by the previously mentioned production additions.
Heavy oil production decreased approximately four percent compared to the second quarter of 2009. The decrease in the third quarter was due to turnaround activity at Jenner and natural decline. The decrease in production comparing the third quarter of 2009 and first nine months of 2009 to the same periods of 2008 were approximately ten percent and five percent respectively and are attributable to maintenance activities at Tangleflags and Jenner, and natural declines partially offset by strong performance from the East Bodo polymer flood pilot.
Natural gas production decreased six percent from the second quarter of 2009. The decrease in the third quarter is mainly attributable to the scheduled maintenance shutdown and a subsequent hurricane that delayed the startup at SOEP. Other factors contributing to the decrease are unfavorable prior period volume adjustments recorded in the current quarter (approximately 200 boe per day) and the absence of favorable prior period volumes booked in the second quarter (approximately 1,000 boe per day) and natural declines. Partially offsetting the decreases were improved production efficiencies at Three Hills and increased production at Dunvegan after the completion of the second quarter turnaround. Production volumes decreased six percent

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comparing the third quarter of 2009 to the same period of 2008 and approximately one percent for the first nine months of 2009 compared to the same period of 2008. These decreases are a result of the loss of production at SOEP partly offset by the prior period volume corrections, additional volumes from the liquids rich gas development program particularly at Carson Creek, and volumes from acquisitions late in 2008 and early in 2009.
NGL production decreased ten percent in the third quarter of 2009 compared to the second quarter of 2009 primarily due to no repeat of the booking of prior period volumes at Harmattan for ethane recoveries (approximately 500 bbls per day average for the second quarter) and the SOEP downtime. Third quarter 2009 production increased approximately seven percent compared to third quarter 2008 and eight percent in the first nine months of 2009 compared to the same period of 2008. These increases are attributable to the development of new wells at Carson Creek, prior period ethane recoveries at Harmattan, and additional volumes from the Accrete acquisition, partially offset by two condensate lifts in 2009 compared to four lifts in 2008, and natural decline.
Capital Expenditures

	Three months ended			Nine months ended
($ millions)	Sept 30, 2009	June 30, 2009	Sept 30, 2008	Sept 30, 2009	Sept 30, 2008

Drilling, completions and facilities	30.8	25.4	64.2	106.0	193.9
Drilling Royalty Credit	(4.2)	—	—	(4.2)	—

Net Drilling, completions and facilities	26.6	25.4	64.2	101.8	193.9

Seismic acquisitions(1)	—	0.2	2.0	4.3	7.1
Maintenance capital	13.3	13.9	13.0	39.7	31.3
Land purchases	0.2	0.6	17.9	2.4	24.4

Net development capital	40.1	40.1	97.1	148.2	256.7
Lindbergh Project	1.8	3.4	3.0	9.1	9.6
Other capital	2.1	0.7	(0.6)	3.9	9.8

Total net capital expenditures	44.0	44.2	99.5	161.2	276.1

Business acquisitions(2)	—	—	90.0	—	90.2
Property acquisitions	(0.1)	1.8	18.1	10.4	35.7
Proceeds on property dispositions	0.4	—	0.1	(7.7)	3.1

Net capital expenditures and acquisitions	44.3	46.0	207.7	163.9	405.1

(1)	Seismic acquisitions are net of seismic sales revenue.

(2)	Prior period restated to conform to presentation in the current period.
Through the first nine months of 2009, Pengrowth spent $148.2 million on development and optimization activities net of Drilling Royalty Credits (DRC) of $4.2 million. The largest expenditures were at Carson Creek ($23.6 million), Harmattan and Olds ($12.0 million), SOEP ($11.8 million), Judy Creek ($10.6 million), Heavy Oil Properties ($10.2 million), Swan Hills ($8.0 million), Monogram ($6.5 million), Fenn Big Valley ($5.4 million), Horn River ($4.7 million), and Red Earth ($4.0 million). In addition to development activities, $9.1 million was spent on the Lindbergh project and $3.9 million was spent on corporate items.
Pengrowth currently anticipates the 2009 capital program to be $215 million, less anticipated DRC of approximately $8 million, for net expenditures of $207 million.
Acquisitions and Dispositions
On October 6, 2009, Pengrowth acquired additional interests in the Horn River basin which included approximately 43 net sections of undeveloped land and a standing well bore for approximately $11.0 million net of adjustments.
In the first and second quarters of 2009, Pengrowth completed acquisitions in the Carson Creek area for approximately $8.9 million and $1.8 million net of adjustments, respectively.
During the first quarter of 2009, Pengrowth completed the disposition of non-core properties in the Dawson area in British Columbia. Proceeds of the disposition were approximately $6.4 million net of adjustments.
Pricing and Commodity Risk Management
Pengrowth’s commodity price realizations are influenced by the benchmark prices; realized gains from commodity risk management activities have partially muted the effects of lower natural gas prices.
As part of its risk management strategy, Pengrowth uses forward price swaps to manage its exposure to commodity price fluctuations to provide a measure of stability to monthly cash flows.

PENGROWTH ENERGY TRUST -11-
As of September 30, 2009, the following commodity risk management contracts were in place:
Crude Oil:

Remaining term	Volume (bbl/d)	Reference Point		Price per bbl

Financial:
Oct 1, 2009 — Dec 31, 2009	15,500	WTI	(1)	$82.45 Cdn
Jan 1, 2010 — Dec 31, 2010	12,500	WTI	(1)	$82.09 Cdn
Jan 1, 2011 — Dec 31, 2011	500	WTI	(1)	$82.44 Cdn

(1)	Associated Cdn $/U.S. $ foreign exchange rate has been fixed
Natural Gas:

Remaining term	Volume (mmbtu/d)	Reference Point		Price per mmbtu

Financial:
Oct 1, 2009 — Dec 31, 2009	10,000	NYMEX	(1)	$8.50 Cdn
Oct 1, 2009 — Dec 31, 2009	49,760	AECO		$7.76 Cdn
Oct 1, 2009 — Dec 31, 2009	15,000	Chicago MI	(1)	$8.45 Cdn
Jan 1, 2010 — Dec 31, 2010	97,151	AECO		$6.10 Cdn
Jan 1, 2010 — Dec 31, 2010	5,000	Chicago MI	(1)	$6.78 Cdn
Jan 1, 2011 — Dec 31, 2011	33,174	AECO		$5.77 Cdn
Jan 1, 2011 — Dec 31, 2011	5,000	Chicago MI	(1)	$6.78 Cdn

(1)	Associated Cdn $/U.S. $ foreign exchange rate has been fixed
The above contracts represent in excess of 45 percent of Pengrowth’s preliminary estimate for 2010 crude oil and natural gas production volumes at average realizations of $82.09 per bbl and $6.13 per mmbtu, respectively.
Each Cdn $1 per barrel change in future oil prices would result in approximately Cdn $6.2 million pre-tax change in the value of the crude contracts. Similarly, each Cdn $0.25 per mcf change in future natural gas prices would result in approximately Cdn $14.5 million pre-tax change in the value of the natural gas contracts. The changes in the fair value of the forward contracts directly affects reported net income as the unrealized amounts recorded in the income statement during the period. The effect on cash flows will be recognized separately only upon realization of the contracts, which could vary significantly from the unrealized amount recorded due to timing and prices when each contract is settled. However, if each contract were to settle at the contract price in effect at September 30, 2009, future revenue and cash flow would be increased by the $31.1 million unrealized commodity risk management asset that has been recorded to September 30, 2009. The $31.1 million asset is composed of an asset of $46.9 million relating to contracts expiring in 2009 and a liability of $15.8 million relating to contracts expiring in 2010 and 2011. Pengrowth has fixed the Canadian dollar exchange rate at the same time that it swaps any U.S. dollar denominated commodity in order to protect against changes in the foreign exchange rate.
Pengrowth has not designated any outstanding commodity contracts as hedges for accounting purposes and therefore records these contracts on the balance sheet at their fair value and recognize changes in fair value in the income statement as unrealized commodity risk management gains or losses. There will continue to be volatility in earnings to the extent that the fair value of commodity contracts fluctuate however, these non-cash amounts do not impact Pengrowth’s operating cash flows. Realized commodity risk management gains or losses are recorded in oil and gas sales on the income statement and impacts cash flows at that time.
Average Realized Prices

	Three months ended			Nine months ended

(Cdn$)	Sept 30, 2009	June 30, 2009	Sept 30, 2008	Sept 30, 2009	Sept 30, 2008

Light crude oil (per bbl)	69.28	64.50	118.81	60.61	110.66
after realized commodity risk management	74.40	73.26	82.00	71.26	81.75
Heavy oil (per bbl)	59.21	55.47	96.93	49.71	87.22
Natural gas (per mcf)	2.82	3.51	8.82	3.86	8.79
after realized commodity risk management	4.34	4.78	8.29	5.03	8.46
Natural gas liquids (per bbl)	41.86	36.68	87.06	37.96	81.46

Total per boe	39.18	38.44	79.91	38.29	76.66
after realized commodity risk management	45.22	44.74	67.71	44.84	67.02

Benchmark prices
WTI oil (U.S.$ per bbl)	68.30	59.62	117.98	57.00	113.28
AECO spot gas (Cdn$ per gj)	2.87	3.47	8.76	3.89	8.13
NYMEX gas (U.S.$ per mmbtu)	3.39	3.50	10.24	3.93	9.73
Currency (U.S.$/Cdn$)	0.91	0.86	0.96	0.85	0.98

PENGROWTH ENERGY TRUST -12-
Lower commodity prices through the first nine months of 2009 compared to the same period of 2008 had the most significant impact on earnings and operating cash flow.

WTI Oil Price ($U.S./bbl)	AECO Gas Price($Cdn/mcf)	Exchange Rate ($Cdn/$U.S.)

Commodity Risk Management Gains (Losses)

	Three months ended			Nine months ended
Realized	Sept 30, 2009	June 30, 2009	Sept 30, 2008	Sept 30, 2009	Sept 30, 2008

Light crude oil ($ millions)	10.8	18.4	(78.8)	67.3	(193.9)
Light crude oil ($ per bbl)	5.12	8.76	(36.81)	10.65	(28.91)

Natural gas ($ millions)	32.6	28.7	(12.1)	76.0	(21.5)
Natural gas ($ per mcf)	1.52	1.27	(0.53)	1.17	(0.33)

Combined ($ millions)	43.4	47.1	(90.9)	143.3	(215.4)
Combined ($ per boe)	6.04	6.30	(12.20)	6.55	(9.64)

Unrealized

Total unrealized risk management assets (liabilities) at period end ($ millions)	31.1	36.7	(127.6)	31.1	(127.6)
Less: Unrealized risk management assets (liabilities) at beginning of period ($ millions)	36.7	152.1	(603.6)	164.7	(85.2)

Unrealized (loss) gain on risk management contracts	(5.6)	(115.4)	476.0	(133.6)	(42.4)

Commodity risk management activities have reduced the volatility in cash flow in 2009 and 2008, with 2009 having a positive impact and 2008 having a negative impact. Approximately 35 percent of cash flow from operations for the nine months ended September 30, 2009, resulted from realized commodity risk management gains.
Through the first three quarters of 2009, natural gas prices continued to decline while oil prices increased, however both commodity prices remained lower than average prices established in the commodity risk management contracts resulting in realized commodity risk management gains. These gains are included in oil and gas sales in the income statement.
As the commodity risk management contracts settle, the effect on cash flows will vary due to timing, prices and the volume under contract. These variances are evidenced by contrasting the commodity risk management gains positively impacting cash flow in the third quarter of $43.4 million and through the first nine months of 2009 of $143.3 million, while the third quarter and first nine months of 2008 experienced losses of $90.9 million and $215.4 million respectively, which negatively impacted cash flow.
Oil and Gas Sales — Contribution Analysis
The following table includes revenue from the sale of oil and natural gas and the impact of realized commodity risk management activity.

($ millions)			Three months ended					Nine months ended
	Sept 30,	% of	June 30,	% of	Sept 30,	% of	Sept 30,	% of	Sept 30,	% of
Sales Revenue	2009	total	2009	total	2008	total	2009	total	2008	total

Light crude oil	157.0	48	153.8	46	175.6	34	450.2	46	548.2	36
Natural gas	92.7	28	107.8	32	187.9	36	328.0	33	557.6	37
Natural gas liquids	34.6	11	33.4	10	66.9	13	99.5	10	198.0	13
Heavy oil	40.7	13	39.5	12	73.9	14	103.9	11	193.4	13
Brokered sales/sulphur	0.3	—	1.1	—	14.4	3	2.3	—	29.7	1

Total oil and gas sales	325.3		335.6		518.7		983.9		1,526.9

Oil and Gas Sales — Price and Volume Analysis
The following table illustrates the effect of changes in prices and volumes on the components of oil and gas sales, including the impact of realized commodity risk management activity, for the third quarter of 2009 compared to the second quarter of 2009.

PENGROWTH ENERGY TRUST -13-

($ millions)	Light oil	Natural gas	NGLs	Heavy oil	Other (1)	Total

Quarter ended June 30, 2009	153.8	107.8	33.4	39.5	1.1	335.6
Effect of change in product prices	10.1	(14.9)	4.3	2.6	—	2.1
Effect of change in sales volumes	0.6	(4.0)	(3.1)	(1.3)	—	(7.8)
Effect of change in realized commodity risk management activities	(7.6)	3.9	—	—	—	(3.7)
Other	0.1	(0.1)	—	(0.1)	(0.8)	(0.9)

Quarter ended Sept 30, 2009	157.0	92.7	34.6	40.7	0.3	325.3

(1)	Primarily sulphur sales
The following table illustrates the effect of changes in prices and volumes on the components of oil and gas sales including the impact of realized commodity risk management activity, for the first nine months of 2009 compared to the same period of 2008.

($ millions)	Light oil	Natural gas	NGLs	Heavy oil	Other (1)	Total

Period ended Sept 30, 2008	548.2	557.6	198.0	193.4	29.7	1,526.9
Effect of change in product prices	(316.2)	(320.9)	(114.0)	(78.4)	—	(829.5)
Effect of change in sales volumes	(43.0)	(6.4)	15.4	(11.1)	—	(45.1)
Effect of change in realized commodity risk management activities	261.2	97.5	—	—	—	358.7
Other	—	0.2	0.1	—	(27.4)	(27.1)

Period ended Sept 30, 2009	450.2	328.0	99.5	103.9	2.3	983.9

(1)	Primarily sulphur sales
Processing and Other Income

	Three months ended			Nine months ended
($ millions)	Sept 30, 2009	June 30, 2009	Sept 30, 2008	Sept 30, 2009	Sept 30, 2008

Processing & other income(1)	3.4	4.8	5.2	13.0	13.2
$ per boe	0.48	0.64	0.70	0.59	0.59

(1)	Prior period restated to conform to presentation adopted in the current period.
Processing and other income is primarily derived from fees charged for processing and gathering third party gas, road use, oil and water processing. Income is lower in the third quarter 2009 compared to the second quarter of 2009 and the third quarter of 2008 primarily the result of the timing of booking road use fees.
This income primarily represents the partial recovery of operating expenses reported separately.
Royalty Expense

	Three months ended			Nine months ended
($ millions)	Sept 30, 2009	June 30, 2009	Sept 30, 2008	Sept 30, 2009	Sept 30, 2008

Royalty expense	49.7	47.0	129.5	136.6	353.3
$ per boe	6.91	6.29	17.39	6.24	15.82

Royalties as a percent of sales	15.3%	14.0%	25.0%	13.9%	23.1%
Royalties as a percent of sales excluding realized risk management contracts	17.6%	16.3%	21.3%	16.3%	20.3%

Royalties include Crown, freehold and overriding royalties as well as mineral taxes. The increase in the royalty rate in the third quarter 2009 compared to the second quarter is a result of higher liquid commodity prices excluding the effects of risk management contracts. Royalty payments are based on revenue prior to commodity risk management activities. Offsetting the unfavorable impact of price on royalties was a favorable prior period adjustment of $2.4 million at the Harmattan property. The lower royalty rate in the current period comparing third quarter and the first nine months of 2009 to the same time periods of 2008 is reflective of lower commodity prices and the implementation of The New Royalty Framework in Alberta which became effective January 1, 2009. Gains or losses from realized commodity risk management activities are reported as part of sales and therefore affect royalty rates as a percentage of sales.

PENGROWTH ENERGY TRUST -14-
Royalty expense for 2009 is now forecasted to be approximately 17 percent of Pengrowth’s sales a reduction from previous guidance of 18 percent, excluding the impact of risk management contracts.
Operating Expenses

	Three months ended			Nine months ended
($ millions)	Sept 30, 2009	June 30, 2009	Sept 30, 2008	Sept 30, 2009	Sept 30, 2008

Operating expenses	92.8	88.6	105.2	288.8	314.4
$ per boe	12.91	11.84	14.13	13.19	14.08

Operating expenses increased approximately five percent from the second quarter of 2009 or nine percent on a boe basis. This increase is mainly attributable to a 40 percent increase in power prices which resulted in a $3.3 million increase in utility expenses. Also included in the third quarter 2009, is approximately $1.1 million of maintenance expenses related to the turnaround activity at SOEP; $0.4 million related to turnaround activity in Jenner and $0.7 million of processing expenses related to prior year acquisitions. Partially offsetting these increases are lower subsurface and surface facility maintenance activities (approximately $1.3 million). Third quarter 2009 operating expenses decreased $12.5 million compared to the third quarter of 2008, mainly a result of a 35 percent decrease in power prices, but also due to lower subsurface maintenance activities and lower surface maintenance due to deferring some planned maintenance projects in the current quarter. Operating expenses for the first nine months of 2009 compared to the same time period of 2008 decreased by $25.6 million mainly attributable to a 41 percent decrease in power pool prices. Also contributing to the reduction in operating costs was the absence of turnaround expenses at Olds and reduced surface and subsurface maintenance activities, partly offset by maintenance expenses related to the SOEP turnaround.
At this time, primarily due to lower utility pricing as well as increased production guidance, Pengrowth is lowering its anticipated total operating expenses for 2009 from approximately $14.00 per boe to approximately $13.50 per boe.
Net Operating Expenses

	Three months ended			Nine months ended
($ millions)	Sept 30, 2009	June 30, 2009	Sept 30, 2008	Sept 30, 2009	Sept 30, 2008

Net operating expenses(1)	89.4	83.8	100.0	275.8	301.2
$ per boe	12.43	11.20	13.43	12.60	13.49

(1)	Prior period restated to conform to presentation adopted in the current period.
Included in the table above are operating expenses net of processing and other income.
Transportation Costs

	Three months ended			Nine months ended
($ millions)	Sept 30, 2009	June 30, 2009	Sept 30, 2008	Sept 30, 2009	Sept 30, 2008

Light oil transportation	1.6	1.1	0.7	3.5	3.0
$ per bbl	0.78	0.50	0.33	0.55	0.45
Natural gas transportation	2.2	1.9	2.6	5.9	6.8
$ per mcf	0.10	0.09	0.11	0.09	0.10

Pengrowth incurs transportation costs for its natural gas production once the product enters a pipeline at a title transfer point. Pengrowth also incurs transportation costs on its oil production that includes clean oil trucking charges and pipeline costs once the product enters a feeder or main pipeline. The increase in light oil transportation in the third quarter of 2009 and for the first nine months of 2009 is related to recording additional clean oil trucking. The transportation cost is dependent upon third party rates and distance the product travels on the pipeline prior to changing ownership or custody. Pengrowth has the option to sell some of its natural gas directly to premium markets outside of Alberta by incurring additional transportation costs. Pengrowth sells most of its natural gas without incurring significant additional transportation costs. Similarly, Pengrowth has elected to sell approximately 75 percent of its crude oil at market points beyond the wellhead but at the first major trading point, requiring minimal transportation costs.

PENGROWTH ENERGY TRUST -15-
Amortization of Injectants for Miscible Floods

	Three months ended			Nine months ended

($ millions)	Sept 30, 2009	June 30, 2009	Sept 30, 2008	Sept 30, 2009	Sept 30, 2008

Purchased and capitalized	1.7	4.1	4.8	8.4	15.6
Amortization	4.8	5.4	6.5	15.6	20.0

The cost of injectants (primarily natural gas and ethane) purchased for injection in the miscible flood program at Judy Creek and Swan Hills is amortized equally over the period of expected future economic benefit. The costs of injectants purchased are amortized over a 24 month period. As of September 30, 2009, the balance of unamortized injectant costs was $15.2 million.
The amount of injectants purchased and capitalized in the third quarter 2009 was lower than the second quarter of 2009 as Pengrowth relied more heavily on proprietary volumes for injectant requirements than third party volumes. The value of Pengrowth’s proprietary injectants is not recorded as an asset or a sale; the cost of producing these injectants is included in operating expenses. The total volume injected was approximately the same year over year.
Operating Netbacks
There is no standardized measure of operating netbacks and therefore operating netbacks, as presented below, may not be comparable to similar measures presented by other companies. Certain assumptions have been made in allocating operating expenses, other production income, other income and royalty injection credits between light crude, heavy oil, natural gas and NGL production.
Pengrowth recorded an average operating netback of $24.72 per boe in the third quarter of 2009 compared to $26.28 per boe in the second quarter of 2009 and $37.48 per boe for the third quarter of 2008. The decrease in the netback in the third quarter of 2009 compared to the second quarter of 2009 is primarily attributable to higher royalty and operating expenses. The decrease in operating netback in the first nine months of 2009 compared to the first nine months of 2008 was primarily a result of lower combined commodity price realizations and partly offset by lower royalty expenses.
The sales price used in the calculation of operating netbacks is after realized commodity risk management gains or losses.

	Three months ended			Nine months ended
Combined Netbacks ($ per boe)	Sept 30, 2009	June 30, 2009	Sept 30, 2008	Sept 30, 2009	Sept 30, 2008

Sales price (after commodity risk management)	45.22	44.74	67.71	44.84	67.02
Other production income(1)	0.03	0.15	1.91	0.10	1.33

	45.25	44.89	69.62	44.94	68.35

Processing and other income(2)	0.48	0.64	0.70	0.59	0.59
Royalties	(6.91)	(6.29)	(17.39)	(6.24)	(15.82)
Operating expenses	(12.91)	(11.84)	(14.13)	(13.19)	(14.08)
Transportation costs	(0.52)	(0.40)	(0.44)	(0.43)	(0.44)
Amortization of injectants	(0.67)	(0.72)	(0.88)	(0.71)	(0.90)

Operating netback	24.72	26.28	37.48	24.96	37.70

	Three months ended			Nine months ended
Light Crude Netbacks ($ per bbl)	Sept 30, 2009	June 30, 2009	Sept 30, 2008	Sept 30, 2009	Sept 30, 2008

Sales price (after commodity risk management)	74.40	73.26	82.00	71.26	81.75
Other production income(1)	0.43	0.66	(0.01)	0.35	0.26

	74.83	73.92	81.99	71.61	82.01

Processing and other income(2)	0.34	0.84	1.47	0.79	0.81
Royalties	(15.94)	(12.18)	(20.10)	(12.47)	(17.63)
Operating expenses(2)	(15.76)	(17.01)	(19.91)	(15.94)	(17.22)
Transportation costs	(0.78)	(0.50)	(0.33)	(0.55)	(0.45)
Amortization of injectants	(2.29)	(2.56)	(3.05)	(2.46)	(2.98)

Operating netback	40.40	42.51	40.07	40.98	44.54

	Three months ended			Nine months ended
Heavy Oil Netbacks ($ per bbl)	Sept 30, 2009	June 30, 2009	Sept 30, 2008	Sept 30, 2009	Sept 30, 2008

Sales price	59.21	55.47	96.93	49.71	87.22
Processing and other income	1.05	1.43	0.02	0.97	0.33
Royalties(3)	(6.74)	(12.05)	(15.87)	(7.67)	(13.47)
Operating expenses(2)	(14.18)	(15.08)	(16.51)	(15.00)	(13.52)

Operating netback	39.34	29.77	64.57	28.01	60.56

PENGROWTH ENERGY TRUST -16-

	Three months ended			Nine months ended
Natural Gas Netbacks ($ per mcf)	Sept 30, 2009	June 30, 2009	Sept 30, 2008	Sept 30, 2009	Sept 30, 2008

Sales price (after commodity risk management)	4.34	4.78	8.29	5.03	8.46
Other production income(1)	(0.03)	(0.01)	0.63	—	0.42

	4.31	4.77	8.92	5.03	8.88

Processing and other income(2)	0.09	0.09	0.09	0.09	0.11
Royalties	(0.12)	(0.11)	(2.19)	(0.22)	(1.96)
Operating expenses(2)	(1.87)	(1.45)	(1.74)	(1.91)	(2.05)
Transportation costs	(0.10)	(0.09)	(0.11)	(0.09)	(0.10)

Operating netback	2.31	3.21	4.97	2.90	4.88

	Three months ended			Nine months ended
NGLs Netbacks ($ per bbl)	Sept 30, 2009	June 30, 2009	Sept 30, 2008	Sept 30, 2009	Sept 30, 2008

Sales price	41.87	36.68	87.06	37.96	81.46
Royalties	(10.70)	(11.40)	(32.22)	(10.41)	(31.15)
Operating expenses(2)	(11.91)	(10.25)	(13.80)	(12.20)	(14.07)

Operating netback	19.26	15.03	41.04	15.35	36.24

(1)	Other production income includes sulphur revenue and brokered sales.

(2)	Prior period restated to conform to presentation in the current period.

(3)	Heavy oil royalties in the second quarter of 2009 includes unfavorable EOR adjustments related to 2005 — 2008.
Interest Expense

	Three months ended			Nine months ended

($ millions)	Sept 30, 2009	June 30, 2009	Sept 30, 2008	Sept 30, 2009	Sept 30, 2008

Interest Expense(1)	19.4	20.6	19.0	62.0	53.7

(1)	Prior Period restated to conform to presentation adopted in the current period.
At September 30, 2009, Pengrowth had $1,499.4 million of debt outstanding composed of $1,264.2 million in long term debt, $160.4 million in current portion of long term debt and $74.9 million in convertible debentures. Of this, approximately 73 percent is fixed at a weighted average interest rate of 6.2 percent, with the remaining 27 percent subject to floating rates. The majority of the fixed rate debt incurs interest in U.S. dollars and is therefore subject to fluctuations in the U.S. dollar exchange rates.
During the third quarter of 2008 Pengrowth closed the issuance of two series of private placement senior unsecured notes at an average rate of 6.96 percent, replacing debt from the lower rate term credit facility. As a result of both this issuance and higher debt levels in earlier periods Pengrowth’s 2009 interest expense increased relative to the same period in 2008. (See Note 3 of the consolidated financial statements for further details on debt outstanding.)
General and Administrative Expenses

	Three months ended			Nine months ended

($ millions)	Sept 30, 2009	June 30, 2009	Sept 30, 2008	Sept 30, 2009	Sept 30, 2008

Cash G&A expense	11.2	14.0	11.3	39.4	35.2
$ per boe	1.56	1.87	1.52	1.80	1.58
Non-cash G&A expense	2.5	3.0	1.9	8.7	6.5
$ per boe	0.35	0.40	0.26	0.40	0.29

Total G&A	13.7	17.0	13.2	48.1	41.7
$ per boe	1.91	2.27	1.78	2.20	1.87

The cash component of general and administrative (G&A) expenses decreased $2.8 million in the third quarter of 2009 compared to the second quarter of 2009. This decrease from the second quarter is primarily due to the reimbursement of G&A incurred by the Manager, pursuant to the expired management agreement, which was recorded in the second quarter. Other expenses not repeated in the third quarter of 2009 related to an investor conference and annual general meeting. Through the first nine months of 2009, cash G&A increased $4.2 million compared to the first nine months of 2008. This increase is primarily due to the previously mentioned reimbursement of expenses incurred by the Manager, and additional expenses related to corporate development activities.

PENGROWTH ENERGY TRUST -17-
The non-cash component of G&A represents the compensation expense associated with Pengrowth’s Long Term Incentive Programs (LTIP) including trust unit rights and deferred entitlement units. These compensation programs are expensed over the applicable vesting period of two or three years. The increase comparing the first nine months of 2009 to the first nine months of 2008 is due to increased employee base resulting from the 2006 and 2007 acquisitions.
For the full year 2009, Pengrowth anticipates cash G&A to be approximately $1.90 per boe and non-cash G&A to be approximately $0.37. Total G&A is expected to be $2.27 per boe.
Management Fees

	Three months ended			Nine months ended

($ millions)	Sept 30, 2009	June 30, 2009	Sept 30, 2008	Sept 30, 2009	Sept 30, 2008

Management Fee	—	(0.2)	3.0	2.8	9.0
$ per boe	—	(0.03)	0.40	0.13	0.40

The management agreement expired on June 30, 2009.
Management fees were $2.8 million for the first nine months of 2009, which will result in a 2009 full year average of $0.10 per boe, as no further management fees will be incurred in 2009.
Other Expenses (Income)
Included in other expenses in the third quarter of 2009 is $2.9 million for a settlement with the former CEO.
Taxes
In determining its taxable income, the Corporation deducts payments made to the Trust, effectively transferring the income tax liability to unitholders thus reducing the Corporation’s taxable income to nil. Under the Corporation’s current distribution policy, at the discretion of the board, funds can be withheld to fund future capital expenditures, repay debt or used for other corporate purposes. If withholdings increased sufficiently or the Corporation’s tax pool balances were reduced sufficiently, the Corporation could become subject to taxation on a portion of its income in the future. This can be mitigated through various options including the issuance of additional trust units, increased tax pools from additional capital spending, modifications to the distribution policy or potential changes to the corporate structure.
Bill C-52 Budget Implementation Act 2007
Bill C-52 modifies the taxation of certain flow-through entities including mutual fund trusts referred to as “specified investment flow-through” entities or “SIFTS” and the taxation of distributions from such entities (the “SIFT Legislation”). Bill C-52 applies a tax at the trust level on distributions of certain income from such a SIFT trust at a rate of tax comparable to the combined federal and provincial corporate tax rate (the “SIFT tax”). These distributions will be treated as dividends to the trust unitholders.
Pengrowth believes that it is characterized as a SIFT trust and, as a result, will be subject to Bill C-52 commencing on January 1, 2011 subject to the qualification below regarding the possible loss of the four year grandfathering period in the case of “undue expansion”. Pengrowth may lose the benefit of the grandfathering period, which ends December 31, 2010, if Pengrowth exceeds the limits on the issuance of new trust units and convertible debt that constitute normal growth during the grandfathering period (subject to certain exceptions). The normal growth limits are calculated as a percentage of Pengrowth’s market capitalization of approximately $4.8 billion on October 31, 2006. The normal growth guidelines have been revised to accelerate the safe harbour amount for each of 2009 and 2010. As of September 30, 2009 Pengrowth may issue an additional $4.2 billion (reduced by $0.3 billion on the October 23, 2009 equity issue) of equity in total for 2009 and 2010 under the safe harbour provisions. The normal growth restriction on trust unit issuance is monitored by management as part of the overall capital management objectives. Pengrowth is in compliance with the normal growth restrictions.
Based on existing tax legislation, the tax rate in 2011 is expected to be 26.5 percent and 25 percent in 2012 and subsequent years. The payment of this tax will reduce the amount of cash available for distribution to unitholders.
On July 14, 2008, Finance released for comment proposed amendments to the Income Tax Act (Canada) to facilitate the conversion of existing income trusts and other public flow through entities into corporations on a tax

PENGROWTH ENERGY TRUST -18-
deferred basis. On January 27, 2009, Finance introduced a Notice of Ways and Means Motion in Parliament to implement the conversion rules which was subsequently enacted on March 12, 2009. Bill C-10, which received Royal Assent on March 12, 2009, contained legislation implementing the conversion rules. The conversion rules would provide an existing income trust with tax efficient structuring options to convert to a corporate form. The conversion rules would be available to Pengrowth if Pengrowth determines to convert to a corporation. The transition provisions are only available to trusts that convert prior to 2013. Pengrowth can continue to have the benefit of its tax structure through December 31, 2010. Should Pengrowth remain a trust for any period after January 1, 2011, Pengrowth would be subject to the SIFT tax and would utilize existing tax pools to mitigate a portion of the SIFT tax.
Pursuant to the SIFT Legislation, the distribution tax will only apply in respect of distributions of income and will not apply to returns of capital. Pengrowth currently has available tax pool balances of approximately $2.8 billion, which will be used to reduce any corporate cash taxes otherwise payable. As a result of the SIFT, Pengrowth currently anticipates converting to a dividend paying corporation in 2011.
Future Income Taxes
Future income tax is a non-cash item relating to temporary differences between the accounting and tax basis of Pengrowth’s assets and liabilities and has no immediate impact on Pengrowth’s cash flows. During the third quarter of 2009, Pengrowth recorded a future tax recovery of $15.0 million. The future income tax reduction includes approximately $21 million related to taxable income at the trust level where the tax is currently the responsibility of the unitholder.
Depletion, Depreciation and Accretion

	Three months ended			Nine months ended

($ millions)	Sept 30, 2009	June 30, 2009	Sept 30, 2008	Sept 30, 2009	Sept 30, 2008

Depletion and depreciation	147.2	152.7	151.5	447.1	451.7
$ per boe	20.48	20.42	20.34	20.42	20.22
Accretion	7.0	6.8	7.1	20.6	20.8
$ per boe	0.97	0.92	0.95	0.94	0.93

Depletion and depreciation of property, plant and equipment is calculated using the unit of production method based on total proved reserves. The decrease in the depletion amount is due to lower production volumes realized in the current quarter.
Pengrowth’s Asset Retirement Obligations (ARO) liability changes from net acquisitions and by the amount of accretion, which is a charge to net income over the lifetime of the producing oil and gas assets.
Asset Retirement Obligations
The total future ARO is based on management’s estimate of costs to remediate, reclaim and abandon wells and facilities having regard for Pengrowth’s working interest and the estimated timing of the costs to be incurred in future periods. Pengrowth has developed an internal process to calculate these estimates which considers applicable regulations, actual and anticipated costs, type and size of well or facility and the geographic location. Pengrowth has estimated the net present value of its total ARO to be $356 million as at September 30, 2009 (December 31, 2008 — $344 million), based on a total escalated future liability of $2.3 billion (December 31, 2008 — $2.3 billion). These costs are expected to be incurred over 50 years with the majority of the costs incurred between 2040 and 2054. A credit adjusted risk free rate of eight percent and an inflation rate of two percent per annum were used to calculate the net present value of the ARO.
Pengrowth takes a proactive approach to managing its well abandonment and site restoration obligations. There is an on-going program to abandon wells and reclaim well and facility sites. Through September 30, 2009, Pengrowth spent $11.1 million on abandonment and reclamation (September 30, 2008 — $22.1 million). Pengrowth expects to spend approximately $20.0 million in 2009 on reclamation and abandonment, excluding contributions to remediation trust funds and orphan well levies.
Working Capital
The working capital deficiency increased at September 30, 2009 by $115.3 million compared to December 31, 2008. The change in working capital is attributable to $160.4 million of long term debt reclassified to a current liability as it is now due to be repaid within 12 months and the change in the fair value of commodity risk management contracts, offset by lower accounts payable and distributions payable.
Pengrowth generally operates with a working capital deficiency, as distributions for the two previous production months are payable to unitholders at the end of any month, but cash flow from one month of production is still

PENGROWTH ENERGY TRUST -19-
receivable. For example, at the end of September, distributions related to August and September production months being payable on October 15 and November 15, respectively. August’s production revenue, received on September 25, is temporarily applied against Pengrowth’s term credit facility until the distribution payment on October 15.
Financial Resources and Liquidity
Pengrowth’s capital structure is as follows:

($ thousands)	Sept 30,	Dec 31,	Sept 30,
As at:	2009	2008	2008

Term credit facilities	$402,000	$372,000	$241,000
Senior unsecured notes(1)	862,174	1,152,503	1,025,231

Total long term debt	1,264,174	1,524,503	1,266,231

Working capital deficit	25,052	70,159	267,744
Current portion of long term debt	160,397	—	—

Working capital deficiency	185,449	70,159	267,744

Total debt excluding convertible debentures	$1,449,623	$1,594,662	$1,533,975

Convertible debentures	74,850	74,915	74,944

Total debt including convertible debentures	$1,524,473	$1,669,577	$1,608,919

	Sept 30,	Dec 31,	Sept 30,
Trailing twelve months ended	2009	2008	2008

Net income (loss)	$183,018	$395,850	$243,497
Add:
Interest expense (2)	$84,654	$76,304	$73,396
Future tax reduction	$(71,393)	$(71,925)	$(164,842)
Depletion, depreciation, amortization and accretion	$632,501	$637,377	$634,995
Other non-cash (income) expenses	$(132,372)	$(26,864)	$259,944

EBITDA (2)	$696,408	$1,010,742	$1,046,990

Total debt excluding convertible debentures to EBITDA	2.1	1.6	1.5
Total debt including convertible debentures to EBITDA	2.2	1.7	1.5

Total Capitalization excluding convertible debentures(3)	$3,773,499	$4,188,308	$3,909,557
Total Capitalization including convertible debentures	$3,848,349	$4,263,223	$3,984,501

Total debt excluding convertible debentures as a percentage of total capitalization	38.4%	38.1%	39.2%
Total debt including convertible debentures as a percentage of total capitalization	39.6%	39.2%	40.4%

(1)	Non-current portion of long term debt.

(2)	Prior period restated to conform to presentation in the current period.

(3)	Total capitalization includes total debt plus Unitholders Equity.(Total debt excludes working capital deficit)
The foreign exchange impact on the value of Pengrowth’s foreign denominated senior unsecured notes accounted for the majority of the $145.0 million decrease in total debt excluding convertible debentures from December 31, 2008. The total debt excluding convertible debentures to EBITDA ratio at the end of the quarter was higher relative to both September 30, 2008 and December 31, 2008 due to a decrease in EBITDA attributable to lower commodity prices.
Pengrowth expects to be able to fund its 2009 development program and take advantage of acquisition opportunities as they arise. Capital spending and acquisitions may be funded through a combination of excess cash flows from operating activities over distributions declared, the issuance of additional debt or equity and property dispositions. At September 30, 2009, Pengrowth had approximately $835 million available to draw from its credit facilities. A significant decline in oil and natural gas prices could affect our access to bank credit facilities and our ability to fund operations, maintain distributions and pursue profitable growth opportunities.
Pengrowth maintains a committed $1.2 billion term credit facility with a syndicate of seven Canadian banks and four foreign banks which expires June 15, 2011, and a $50 million demand operating line of credit with one Canadian bank. As of September 30, 2009 the term credit facility was reduced by drawings of $402 million and outstanding letters of credit of approximately $11 million. There were no drawings on the operating line of credit at September 30, 2009
Pengrowth’s U.S. $865 million, Cdn $15 million and U.K. Pound Sterling denominated £50 million senior unsecured notes and the credit facilities have certain financial covenants, which may restrict the total amount of

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Pengrowth’s borrowings. The calculation for each financial covenant is based on specific definitions, is not in accordance with GAAP and cannot be readily replicated by referring to Pengrowth’s financial statements. The financial covenants are different between the credit facilities and the senior unsecured notes and some of the covenants are summarized below:
1.	Total senior debt must not be greater than three times EBITDA for the last four fiscal quarters

2.	Total debt must not be greater than 3.5 times EBITDA for the last four fiscal quarters

3.	Total senior debt must be less than 50 percent of total book capitalization

4.	EBITDA must not be less than four times interest expense
If the ratio of Total Debt as a ratio of trailing EBITDA and Total Capitalization reaches or exceeds certain levels, management would consider steps to improve these ratios. Those steps could include, but are not limited to, raising equity, property dispositions, reducing capital expenditures or reducing distributions. Details of these measures are included in Note 12 to the consolidated financial statements. In the event of a significant acquisition, certain credit facility financial covenants are relaxed for two fiscal quarters after the close of the acquisition. Pengrowth may prepare pro forma financial statements for debt covenant purposes and has additional flexibility under its debt covenants for a set period of time.
Pengrowth is evaluating the re-financing options around the upcoming maturity of U.S. $150.0 million of senior unsecured notes in April 2010. If Pengrowth elects not to re-finance these notes in the private placement debt market it may utilize its revolving credit facility or issue equity as a means to repay the notes.
The actual loan documents are filed on SEDAR as “Other” or “Material document”. As at September 30, 2009, Pengrowth was in compliance with all its financial covenants. Failing a financial covenant may result in one or more of Pengrowth’s loans being in default. In certain circumstances, being in default of one loan will, absent a cure, result in other loans to also be in default. In the event that Pengrowth was not in compliance with any one of the financial covenants in its credit facility or senior unsecured notes, Pengrowth would be in default of one or more of its loans and would have to repay the debt, refinance the debt or negotiate new terms with the debt holders and may have to suspend distributions to unitholders.
Pengrowth has implemented an Equity Distribution Program which permits the distribution of up to 25,000,000 trust units from time to time at prevailing market prices until January of 2010 through the New York Stock Exchange (NYSE) or the Toronto Stock Exchange (TSX). During the quarter ended September 30, 2009, 901,400 trust units were issued under the Equity Distribution Program for net proceeds of approximately US$7.3 million on the NYSE.
Subsequent to September 30, 2009 Pengrowth issued 28.8 million trust units at a price of $10.40 per unit. This transaction closed on October 23, 2009 and provided Pengrowth with net proceeds of $285.0 million which was used to repay indebtedness under its credit facilities and for general corporate purposes.
Unitholders are eligible to participate in the Distribution Reinvestment Plan (DRIP). DRIP entitles the unitholder to reinvest cash distributions in additional units of the Trust. The trust units under the plan are issued from treasury at a five percent discount to the weighted average closing price of all trust units traded on the TSX for the 20 trading days preceding a distribution payment date. For the nine month period ended September 30, 2009, 2.5 million trust units were issued for cash proceeds of $21.2 million under the DRIP compared to 2.6 million trust units for cash proceeds of $46.3 million at September 30, 2008.
As a result of the October 2, 2006 business combination with Esprit Trust, Pengrowth assumed all of Esprit Trust’s 6.5 percent convertible unsecured subordinated debentures (the “debentures”). The debentures mature on December 31, 2010. Pengrowth can elect to redeem all or a portion of the outstanding debentures at a price of $1,050 per debenture or $1,025 per debenture after December 31, 2009. As at September 30, 2009, the principal amount of debentures outstanding was $74.9 million.
Pengrowth does not have any off balance sheet financing arrangements.

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Cash Flows and Distributions
The following table provides cash flows from operating activities, net income (loss) and distributions declared with the excess (shortfall) over distributions and the ratio of distributions declared over cash flows from operating activities:

($ thousands, except per trust unit amounts and ratios)	Three months ended			Nine months ended
	Sept 30,	June 30,	Sept 30,	Sept 30,	Sept 30,
	2009	2009	2008	2009	2008

Cash flows from operating activities	162,915	144,116	273,597	401,417	757,709

Net income	78,290	10,272	422,395	34,330	247,162

Distributions declared	72,235	77,526	170,959	226,973	506,352
Distributions declared per trust unit	0.27	0.30	0.675	0.87	2.025

Excess of cash flows from operating activities over distributions declared	90,680	66,590	102,638	174,444	251,357
Per trust unit	0.35	0.26	0.41	0.68	1.01

Surplus (Shortfall) of net income (loss) over distributions declared	6,055	(67,254)	251,436	(192,643)	(259,190)
Per trust unit	0.02	(0.26)	1.01	(0.75)	(1.04)

Ratio of distributions declared over cash flows from operating activities	44%	54%	62%	57%	67%

Distributions typically exceed net income as a result of non-cash expenses which may include unrealized losses on commodity risk; depletion, depreciation, and amortization; future income tax expense; trust unit based compensation; and accretion. These non-cash expenses result in a reduction to net income, with no impact to cash flow from operating activities. Accordingly, we expect that distributions will exceed net income in most periods. In most periods, we would expect distributions plus capital expenditures to not exceed cash flows from operating activities. In the event distributions plus capital expenditures exceed cash flows from operating activities, the shortfall would be funded by available bank facilities. The most likely circumstance for this to occur would be where there is a significant negative impact to working capital during the reporting period. Pengrowth’s goal over longer periods is to maintain or modestly grow production and reserves on a debt adjusted per unit basis.
As a result of the depleting nature of Pengrowth’s oil and gas assets, capital expenditures are required to offset production declines while other capital is required to maintain facilities, acquire prospective lands and prepare future projects. Capital spending and acquisitions may be funded by the excess of cash flows from operating activities over distributions declared, through additional debt or the issuance of equity. Pengrowth does not deduct capital expenditures when calculating cash flows from operating activities. However, Pengrowth does deduct costs associated with environmental activities when calculating cash flows from operating activities.
Notwithstanding the fact that cash flow from operating activities normally exceeds distributions, the difference has historically not been sufficient to fund the capital spending required to fully replace production. That difference is funded by equity or a combination of equity and debt. Accordingly, Pengrowth believes our distributions include a return of capital. Forecasted capital spending in 2009 of $207 million will not be sufficient to fully replace the oil and gas reserves Pengrowth expects to produce during the year. If the produced reserves are not replaced in the future by successful capital programs or acquisitions, future distributions could be impacted. Pengrowth has historically paid distributions at a level that includes a portion which is a return of capital to its investors. From time to time Pengrowth may issue additional trust units to repay debt, fund capital programs and acquisitions. Investors can elect to participate in the distribution re-investment program.
Cash flows from operating activities are derived from producing and selling oil, natural gas and related products. As such, cash flow from operating activities is highly dependent on commodity prices. Pengrowth entered into forward commodity contracts to mitigate price volatility and to provide a measure of stability to monthly cash flows. Details of commodity contracts are contained in Note 13 to the financial statements.
Pursuant to the Royalty Indenture, a reserve has been established which may include up to 20 percent of the Corporation’s gross revenue to fund various costs including future capital expenditures and future abandonment costs, as well as royalty income which may be paid to the Trust to pay distributions.
The board of directors and management regularly review the level of distributions. The board considers a number of factors, including expectations of future commodity prices, capital expenditure requirements, and the

PENGROWTH ENERGY TRUST -22-
availability of debt and equity capital. As a result of the volatility in commodity prices, changes in production levels and capital expenditure requirements, there can be no certainty that Pengrowth will be able to maintain current levels of distributions and distributions can and may fluctuate in the future. To maintain its financial flexibility, Pengrowth reduced its monthly distributions three times between March 31, 2008 and September 30, 2009 from $0.225 per trust unit, to $0.17 per trust unit, to $0.10 per trust unit. In order to provide funds for an expanded capital program, while maintaining fiscal discipline, Pengrowth reduced distributions effective with the November 16, 2009 distribution to $0.07 per trust unit. In the current production and price environment, the possibility of suspending distributions in the near future is unlikely, but the amount may vary. Pengrowth has no restrictions on the payment of its distributions other than maintaining its financial covenants in its borrowings.
Cash distributions are generally paid to unitholders on or about the 15th day of the second month following the month of production. Pengrowth paid $0.30 per trust unit as cash distributions during the third quarter of 2009. Pengrowth declared distributions related to third quarter production of $0.27 per trust unit.

			Distribution
Ex-Distribution		Distribution	Amount	US $
Date *	Record Date	Payment Date	per Trust Unit	Amount**

December 29, 2008	December 31, 2008	January 15, 2009	$0.17	$0.139
January 29, 2009	February 2, 2009	February 16, 2009	$0.17	$0.137
February 26, 2009	March 2, 2009	March 16, 2009	$0.10	$0.078
March 26, 2009	March 30, 2009	April 15, 2009	$0.10	$0.079
April 29, 2009	May 1, 2009	May 15, 2009	$0.10	$0.084
May 28, 2009	June 1, 2009	June 15, 2009	$0.10	$0.092
June 25, 2009	June 29, 2009	July 15, 2009	$0.10	$0.086
July 29, 2009	July 31, 2009	August 17, 2009	$0.10	$0.093
August 27, 2009	August 31, 2009	September 15, 2009	$0.10	$0.091
September 28, 2009	September 30, 2009	October 15, 2009	$0.10	$0.093
October 28, 2009	October 30, 2009	November 16, 2009	$0.07	$0.065 ***
November 27, 2009	December 1, 2009	December 15, 2009

*	To benefit from the monthly cash distribution, unitholders must purchase or hold trust units prior to the ex-distribution date.

**	Before applicable withholding taxes.

***	Estimate only using a U.S./Canadian dollar exchange ratio of 0.9385. The actual U.S. dollar equivalent distribution will be based upon the actual U.S./Canadian exchange rate applied on the payment date, net of applicable Canadian withholding taxes.
Taxability of Distributions
At this time, 100 percent of Pengrowth’s 2009 distributions are anticipated to be taxable to Canadian residents.
Pengrowth amended its U.S. tax entity election to be classified as a corporation for U.S. federal income tax purposes effective July 1, 2009. Distributions paid to U.S. residents for the first six months of 2009 will be treated as partnership distributions for U.S. federal tax purposes and will be treated as dividends starting with the July 15th distribution. Distributions to U.S. residents are currently subject to a 15 percent Canadian withholding tax. On September 21, 2007, Canada and the United States signed the fifth protocol of the Canada-United States Tax Convention (the “Protocol”) which increases the amount of Canadian withholding tax from 15 percent to 25 percent on distributions of income from a partnership. The increase will become effective on and after January 1, 2010, which was one of the reasons prompting Pengrowth to change its election on July 1, 2009, and have its distributions taxed as dividends for U.S. investors. As a result the increase does not apply to corporate dividends and the withholding tax will remain at 15 percent on Pengrowth’s distributions. Residents of the U.S. should consult their individual tax advisors on the impact of this change. The Canadian withholding tax rate on distributions paid to unitholders in other countries varies based on individual tax treaties.

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Summary of Quarterly Results
The following table is a summary of quarterly information for 2009, 2008 and 2007.

2009	Q1	Q2	Q3

Oil and gas sales ($000’s)	322,973	335,634	325,264
Net income/(loss) ($000’s)	(54,232)	10,272	78,290
Net income/(loss) per trust unit ($)	(0.21)	0.04	0.30
Net income/(loss) per trust unit — diluted ($)	(0.21)	0.04	0.30
Cash flow from operating activities ($000’s)	94,386	144,116	162,915
Distributions declared ($000’s)	77,212	77,526	72,235
Distributions declared per trust unit ($)	0.30	0.30	0.270
Daily production (boe)	80,284	82,171	78,135
Total production (mboe)	7,226	7,478	7,188
Average realized price ($ per boe)	44.57	44.74	45.22
Operating netback ($ per boe) (1)	23.87	26.28	24.72

2008	Q1	Q2	Q3	Q4

Oil and gas sales ($000’s)	457,606	550,623	518,662	392,158
Net income/(loss) ($000’s)	(56,583)	(118,650)	422,395	148,688
Net income/(loss) per trust unit ($)	(0.23)	(0.48)	1.69	0.58
Net income/(loss) per trust unit — diluted ($)	(0.23)	(0.48)	1.69	0.58
Cash flow from operating activities ($000’s)	216,238	267,874	273,597	154,807
Distributions declared ($000’s)	167,234	168,159	170,959	144,663
Distributions declared per trust unit ($)	0.675	0.675	0.675	0.565
Daily production (boe)	82,711	80,895	80,981	83,373
Total production (mboe)	7,527	7,361	7,450	7,670
Average realized price ($ per boe)	60.30	73.21	67.71	50.34
Operating netback ($ per boe) (1)	33.62	42.15	37.48	26.23

2007	Q1	Q2	Q3	Q4

Oil and gas sales ($000’s)	432,108	443,977	420,704	425,249
Net income/(loss) ($000’s)	(69,834)	271,659	161,492	(3,665)
Net income/(loss) per trust unit ($)	(0.29)	1.11	0.66	(0.01)
Net income/(loss) per trust unit — diluted ($)	(0.29)	1.10	0.66	(0.01)
Cash flow from operating activities ($000’s)	136,429	249,960	217,630	196,325
Distributions declared ($000’s)	183,534	184,327	172,109	166,631
Distributions declared per trust unit ($)	0.75	0.75	0.70	0.675
Daily production (boe)	90,068	89,633	85,654	84,331
Total production (mboe)	8,106	8,157	7,880	7,758
Average realized price ($ per boe)	53.30	54.39	53.34	54.58
Operating netback ($ per boe)	29.87	29.56	32.66	29.56

(1)	Restated to conform to presentation adopted in the current period.
In addition to natural decline, production changes over these quarters was a result of property dispositions completed by Pengrowth throughout 2007, production limitations due to plant turnarounds and unscheduled maintenance in the second, third and fourth quarters of 2008 and a property acquisition in the fourth quarter of 2008. Changes in commodity prices have affected oil and gas sales, which have been partially muted by risk management activity to mitigate price volatility and to provide a measure of stability to monthly cash flows. Net income (loss) in 2007, 2008 and 2009 has been impacted by non-cash charges, in particular depletion, depreciation and accretion, unrealized mark-to-market gains and losses, unrealized foreign exchange gains and losses, and future taxes. Cash flow has not been impacted by the non-cash charges, however it does reflect the impact of higher operating and general and administrative costs.

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Business Risks
The amount of distributions available to unitholders and the value of Pengrowth trust units are subject to numerous risk factors. As the trust units allow investors to participate in the net cash flow from Pengrowth’s portfolio of producing oil and natural gas properties, the principal risk factors that are associated with the oil and gas business include, but are not limited to, the following influences:
•	Capital markets may restrict Pengrowth’s access to capital and raise its borrowing costs. To the extent that external sources of capital become limited or cost prohibitive, Pengrowth’s ability to fund future development and acquisition opportunities may be impaired.

•	Pengrowth is exposed to third party credit risk through it’s oil and gas sales, financial hedging transactions and joint venture activities. The failure of any of these counterparties to meet their contractual obligations could adversely impact Pengrowth. In response, Pengrowth has established a credit policy designed to mitigate this risk and monitors its counterparties on a regular basis.

•	The prices of Pengrowth’s products (crude oil, natural gas, and NGLs) fluctuate due to many factors including local and global market supply and demand, weather patterns, pipeline transportation and political and economic stability.

•	The marketability of our production depends in part upon the availability, proximity and capacity of gathering systems, pipelines and processing facilities. Operational or economic factors may result in the inability to deliver our products to market.

•	Geological and operational risks affect the quantity and quality of reserves and the costs of recovering those reserves. Our actual results will vary from our reserve estimates and those variations could be material.

•	Government royalties, income taxes, commodity taxes and other taxes, levies and fees have a significant economic impact on Pengrowth’s financial results. Changes to federal and provincial legislation governing such royalties, taxes and fees, including implementation of the SIFT Legislation, could have a material impact on Pengrowth’s financial results and the value of Pengrowth trust units.

•	Pengrowth could lose its grandfathered status under the SIFT Legislation and become subject to the SIFT tax prior to January 1, 2011 if it exceeds the normal growth guidelines.

•	Oil and gas operations carry the risk of damaging the local environment in the event of equipment or operational failure. The cost to remediate any environmental damage could be significant.

•	Environmental laws and regulatory initiatives impact Pengrowth financially and operationally. We may incur substantial capital and operating expenses to comply with increasingly complex laws and regulations covering the protection of the environment and human health and safety. In particular, we may be required to incur significant costs to comply with future regulations to reduce greenhouse gas and other emissions.

•	Pengrowth’s oil and gas reserves will be depleted over time and our level of cash flow from operations and the value of our trust units could be reduced if reserves and production are not replaced. The ability to replace production depends on the amount of capital invested and success in developing existing reserves, acquiring new reserves and financing this development and acquisition activity within the context of the capital markets.

•	Increased competition for properties will drive the cost of acquisitions up and expected returns from the properties down.

•	Timing of oil and gas operations is dependent on gaining timely access to lands. Consultations, that are mandated by governing authorities, with all stakeholders (including surface owners, First Nations and all interested parties) are becoming increasingly time consuming and complex, and are having a direct impact on cycle times.

•	A significant portion of Pengrowth’s properties are operated by third parties whereby Pengrowth has less control over the pace of capital and operating expenditures. If these operators fail to perform their duties properly, or become insolvent, we may experience interruptions in production and revenues from these properties or incur additional liabilities and expenses as a result of the default of these third party operators.

•	During periods of increased activity within the oil and gas sector, the cost of goods and services may increase and it may be more difficult to hire and retain professional staff.

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•	Changing interest rates influence borrowing costs and the availability of capital.

•	Failing a financial covenant may result in one or more of Pengrowth’s loans being in default. In certain circumstances, being in default of one loan will result in other loans to also be in default.

•	Investors’ interest in the oil and gas sector may change over time which would affect the availability of capital and the value of Pengrowth trust units.

•	Inflation may result in escalating costs, which could impact unitholder distributions and the value of Pengrowth trust units.

•	Canadian / U.S. exchange rates influence revenues and, to a lesser extent, operating and capital costs. Pengrowth is also exposed to foreign currency fluctuations on the U.S. dollar denominated notes for both interest and principal payments.

•	The value of Pengrowth trust units is impacted directly by the related tax treatment of the trust units and the trust unit distributions, and indirectly by the tax treatment of alternative equity investments. Changes in Canadian or U.S. tax legislation could adversely affect the value of our trust units. As 2011 approaches, the expectation of taxability of distributions may negatively impact the value of trust units.

•	Pengrowth’s recently announced change to its value creation strategy, including increasing levels of capital re-investment on our existing assets, may not yield the expected benefits and result in expected value creation. Drilling opportunities may prove to be more costly or less productive than anticipated. In addition, the dedication of a larger percentage of our cash flow to such opportunities may reduce the funds available for distribution to Unitholders. In such event, the market value of the trust units may be adversely effected.

•	Attacks by individuals against facilities and the threat of such attacks may have an adverse impact on Pengrowth and the implementation of security measures as a precaution against possible attacks would result in increased cost to Pengrowth’s business.

•	Substantial and sustained reductions in commodity prices or equity markets, including Pengrowth’s unit price, in some circumstances could result in Pengrowth reducing the recorded book value of some of its assets.

•	Delays in business operations could adversely affect Pengrowth’s distributions to unitholders and the market price of the trust units.
These factors should not be considered exhaustive. Additional risks are outlined in the AIF of the Trust available on SEDAR at www.sedar.com.
Subsequent Event
On October 23, 2009, Pengrowth closed an equity financing. Details are contained in Note 14 to the consolidated financial statements.
Outlook
At this time, Pengrowth is raising its 2009 full year average production guidance from between 78,000 and 79,500 boe per day to between 79,000 — 80,000 boe per day. This estimate excludes the impact from any potential future acquisitions and dispositions.
The boe values which follow assume an average of 79,500 boe per day, which is the midpoint of our guidance.
At this time, primarily due to lower utility pricing as well as increased production guidance; Pengrowth is lowering its anticipated total operating expenses for 2009 from approximately $14.00 per boe to approximately $13.50 per boe.
Royalty expense for 2009 is now forecasted to be approximately 17 percent of Pengrowth’s sales a reduction from previous guidance of 18 percent, excluding the impact of risk management contracts.
For the full year 2009, Pengrowth anticipates cash G&A to be approximately $1.90 per boe and non-cash G&A to be approximately $0.37. Total G&A is expected to be $2.27 per boe .

PENGROWTH ENERGY TRUST -26-
The 2009 capital program is forecasted to be $215 million less DRC’s of approximately $8 million for net capital expenditures of $207 million.
Pengrowth expects to spend approximately $20 million for 2009 on remediation and abandonment, excluding contributions to remediation trust funds.
Current Global Economic Conditions
Towards the end of 2008, the global economic environment deteriorated rapidly and resulted in a very challenging time for commodity prices, the capital markets and equity values. This deterioration could negatively affect Pengrowth as continued uncertainty in the credit markets may restrict the availability and/or increase the cost of borrowing required for future development and acquisitions. The significant decline in commodity prices experienced since the summer of 2008 negatively impacts operating cash flow and future borrowing capacity. This uncertainty and continued volatility may also impair Pengrowth’s normal business counterparties to meet their obligations to Pengrowth. Additional credit risk could exist where little or none previously existed.
Pengrowth’s guidance on the capital expenditure program for 2009 is focused on reducing risk and repositioning the Trust to adjust to current market conditions. Pengrowth continues to maintain a strong mix of both conventional and non-conventional assets and a solid overall financial structure. Management and the Board of Directors will continue to evaluate both capital expenditures and distribution levels within the context of economic and commodity price outlooks.
International Financial Reporting Standards (IFRS)
On February 13, 2008, the Canadian Accounting Standards Board confirmed that publicly accountable enterprises will be required to adopt International Financial Reporting Standards (“IFRS”) in place of Canadian

PENGROWTH ENERGY TRUST -27-
GAAP for interim and annual periods beginning on or after January 1, 2011. At this time, the impact on Pengrowth’s future financial position and results of operations is not reasonably determinable or estimable.
Pengrowth commenced its IFRS conversion project in 2008 and has established a formal governance structure. This structure includes a full time IFRS Project Coordinator, a steering committee consisting of senior members of the finance team on an ongoing basis and includes information technology, treasury and operations personnel as required. Pengrowth has also engaged an external expert advisory firm.
Regular IFRS project reporting is provided to senior management and to the Audit Committee of the Board of Directors. During the quarter ended September 30, 2009, accounting policy analysis has been documented and presented to the board for share based payments and initial adoption of IFRS, in addition to the previously completed documentation of accounting for exploration and development activities including classification of exploration and evaluation expenditures, depletion, impairment of capital assets and business combinations. The IFRS Steering Committee is currently engaged in accounting policy analysis of unit-holders equity, provisions (including asset retirement obligations) and financial instruments. In addition, regular updates on the IFRS project are presented to the Audit Committee of the Board of Directors on a quarterly basis.
Pengrowth is currently engaged in the design and planning and solution development phases of our project, working with issue-specific teams to focus on generating options and making recommendations in the identified areas. Pengrowth’s IFRS team has determined accounting policies for property, plant and equipment, business combinations, share based payments and initial adoption of IFRS. These IFRS accounting policies require calculation of depletion and testing for possible impairment of assets at a more detailed level than under current accounting policies and Pengrowth is currently planning information technology solutions to address these new calculations. Business combinations would require different valuation of share based consideration paid and require all transaction costs to be expensed as incurred, increasing general and administrative costs in the periods where acquisitions occur. Share based payments may require more detailed calculations and additional disclosures. Pengrowth is currently assessing alternative solutions to perform these calculations in the most efficient manner.

PENGROWTH ENERGY TRUST -28-
We are also currently planning solutions to allow Pengrowth to account for transactions in Canadian GAAP and IFRS financial statements in 2010.
During the design and planning phase, Pengrowth has initiated training for key personnel. The IFRS steering committee has presented the IFRS property, plant and equipment accounting policy choices to key finance, investor relations and information technology personnel. More detailed training began for all of the financial leadership late in Q3. Future training for key operational personnel and senior management is in the planning phase.
On July 23, 2009, the International Accounting Standards Board issued an amendment to IFRS 1 in respect of property plant and equipment as at the date of initial transition to IFRS. This amendment permits issuers currently using the full cost method of accounting to allocate the balance of property plant and equipment (as determined under Canadian GAAP) to the IFRS categories of exploration and evaluation assets and development and producing properties without significant adjustment arising from the retroactive adoption of IFRS. Pengrowth currently intends to use the exemption provided therein.
The Canadian Association of Petroleum Producers (CAPP) released a guidance document in March 2009 to assist upstream oil and gas producers with IFRS implementation. Members of Pengrowth’s IFRS Steering Committee have been involved in the development of this guidance since its inception. Pengrowth’s IFRS Project Coordinator was one of the presenters in the roll-out of the CAPP guidance and has been named chairman of CAPP’s accounting policy committee.
Pengrowth continues to monitor the IFRS adoption efforts of many of its peers and participates in related processes, as appropriate. Pengrowth is currently involved in an IFRS working group comprised of intermediate to large oil and gas producers and an IFRS and Financial Reporting group consisting of our peer income trusts.
Recent Accounting Pronouncements
New Canadian accounting standards related to business combinations have been issued which will require changes to the way business combinations are accounted. The new standards broaden the scope of business combinations and require transaction costs to be expensed as incurred as well as require valuing all assets and liabilities and measuring consideration paid at the closing date. The new Canadian standards are required for all business combinations occurring on or after January 1, 2011 although early adoption is allowed. Pengrowth has not yet determined the impact, if any, on the financial position, results of operations or cash flows. Pengrowth has not determined if it will adopt this standard earlier than the required date.

PENGROWTH ENERGY TRUST -29-
New Canadian accounting recommendations related to goodwill and intangible assets were adopted on January 1, 2009. There was no impact on the financial position or results of operations as a result of adopting this standard.
Disclosure Controls and Procedures and Internal Controls over Financial Reporting
As a Canadian reporting issuer with securities listed on both the TSX and the NYSE, Pengrowth is required to comply with Multilateral Instrument 52-109 — Certification of Disclosure in Issuers’ Annual and Interim Filings, as well as the Sarbanes Oxley Act enacted in the United States.
At the end of the interim period ended September 30, 2009, Pengrowth did not have any material weakness relating to design of its internal control over financial reporting. Pengrowth has not limited the scope of its design of disclosure controls and procedures and internal control over financial reporting to exclude controls, policies and procedures of (i) a proportionately consolidated entity in which Pengrowth has an interest; (ii) a variable interest entity in which Pengrowth has an interest; or (iii) a business that Pengrowth acquired not more than 365 days before September 30, 2009, and summary financial information about these items has been proportionately consolidated or consolidated in Pengrowth’s financial statements. During the interim period ended September 30, 2009, no change occurred to Pengrowth’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, Pengrowth’s internal control over financial reporting.

PENGROWTH ENERGY TRUST -30-
Operations Review
REVIEW OF DEVELOPMENT ACTIVITIES
(All volumes and amounts stated below are net to Pengrowth unless otherwise stated)
In the third quarter of 2009, Pengrowth’s daily production averaged 78,135 barrels of oil equivalent (boe) per day. Average daily production decreased approximately five percent in the third quarter of 2009 compared to the second quarter of 2009. Third quarter 2009 production volumes were impacted at Sable Offshore Energy Project (SOEP) by the lengthy scheduled maintenance shutdown and a hurricane that delayed startup in August. Offsetting the lower volumes were positive results from development activity, particularly at Carson Creek. At this time, Pengrowth anticipates full year production to average between 79,000 — 80,000 boe per day. This estimate excludes the impact from any potential future acquisitions and dispositions.
Development capital expenditures totaled $40 million, with approximately 66 percent spent on drilling, completions and facilities. Included in the development capital expenditures are crown land acquisition costs of $0.2 million. In addition to the Development Capital, $1.8 million was spent at Lindbergh.
During the quarter, Pengrowth added to its undeveloped land position through the acquisition of 2,550 net acres at Crown land sales in Alberta.
Pengrowth participated in the drilling of 13 gross or 9.8 net wells in the quarter, all of which were cased for production.
Pengrowth assesses our asset portfolio by aggregating production from properties into the following categories: light oil; heavy oil; conventional gas; shallow gas and coalbed methane; offshore gas; and oil sands. Because all the production from the properties are aggregated into one of these groups, as opposed to the actual commodities, the production by commodity reported elsewhere will be different than those reported below.
Light Oil:
Pengrowth’s asset base includes interests in a number of large original-oil-in-place reservoirs in the Western Canadian Sedimentary Basin (WCSB). These properties mainly produce light, sweet oil and are candidates for enhanced oil recovery (EOR) techniques. Major light oil properties in our portfolio include Judy Creek, Weyburn, Swan Hills, Carson Creek North and Fenn Big Valley. Production from the light oil properties averaged 26,822 boe per day including natural gas and natural gas liquids.
At Judy Creek, monitoring continued of the CO2 pilot pattern response through the third quarter, with encouraging results. Also at Judy Creek, three producer acid fractures were completed, including one at the horizontal producer in the Northwest portion of the pool. Total incremental oil production from the fractures is 150 boe per day.
In the Weasel Halfway waterflood area (Pengrowth 100 percent Working Interest (WI)), one oil well was drilled and completed, as part of a waterflood expansion program. Production will start in November 2009 at 50 boe per day. Pressure support from a planned water injector will improve future production volumes.
A waterflood of the Stoddart North Pine G Pool (Pengrowth 60 percent WI) was initiated during Q3 2009. Injection began September 17, 2009. Current injection rates are approximately 300 bbl a day of water; waterflood response is expected mid-2010.
Pengrowth participated in three wells of a multi-well recompletion program in the Devon operated Swan Hills Unit #1 (Pengrowth 24 percent W.I.). These recompletions resulted in an oil rate increase of 311 boe per day.
In the Twining area, one, 100 percent WI Ostracod oil well was successfully drilled and cased. This was the first well in a three well program, with the remaining wells to be drilled in Q4.
Heavy Oil:
Pengrowth’s heavy oil properties consist mainly of operated primary and secondary recovery fields in southeastern Alberta and southwestern Saskatchewan plus a non-operated EOR steam assisted gravity drainage (SAGD) operation. Major properties include Jenner, Bodo, Cactus and Tangleflags. Production from the heavy oil properties averaged 8,608 boe per day during the quarter.

PENGROWTH ENERGY TRUST -31-
Polymer flooding continued at East Bodo, Section 15, with incremental production from the polymer flood averaging 250 boepd. Pengrowth continued to build on the success of the Polymer Flood at East Bodo by expanding the flood into Section 16 where injection was started Sept 1, 2009. Waterflood optimization activities at East Bodo added approximately 105 boe per day.
Conventional Gas:
Conventional gas provides a stable source of base production for Pengrowth. Major properties include Olds, Carson Creek Gas Unit, Harmattan, Dunvegan, Quirk Creek and Kaybob. Production during the quarter from the conventional gas properties averaged 22,455 boe per day including liquids.
Phase one of the multi-well drilling program for Swan Hills gas in the Pengrowth operated Carson Creek BHL Unit #1 was initiated in the second quarter and continued into the third quarter with the drilling of 5 horizontal wells. The first two horizontal wells were drilled, completed, tested and put on production in early September 2009 at initial first week rates of 781 boe per day and 770 boe per day respectively. The third and fourth horizontal wells were drilled, completed and tested gas at good initial rates by the end of September 2009. The fifth horizontal well was being drilled at the end of the third quarter. The fifth and sixth horizontal wells will be drilled to total depth (TD) and completed and tested by November 2009.
At Olds, a 100 percent WI Wabamun well was successfully drilled and cased. In line testing commenced October 2 and will continue into Q4. Initial rates are very encouraging and opens the potential for future activity in the area.
Shallow Gas and Coalbed Methane (CBM):
Shallow gas has been a significant part of Pengrowth’s portfolio for some time and CBM production has been an important addition to this strategic focus. Shallow gas is an attractive resource as it is generally low-risk, low decline with relatively low capital requirements. CBM has similar risk and capital characteristics to conventional shallow gas and provides Pengrowth with a new, unconventional source of gas as conventional shallow gas production in the WCSB declines. Principle shallow gas and CBM properties include Three Hills/Twining, Monogram, Tilley, Jenner and Lethbridge. Production from the shallow gas and CBM properties averaged 15,514 boepd including liquids during the quarter.
Due to low gas prices in the quarter focus continued on low cost recompletions. In the Jenner, Fenn Big Valley and Twining areas eight recompletions resulted in approximately 172 boe per day being brought onstream in the quarter.
Three, 6 percent WI, net 0.18, CBM wells were successfully drilled and cased in the quarter in the Fenn Big valley area.
Sable Offshore Energy Project:
The Sable Offshore Energy Project (SOEP) encompasses the fields of North Triumph, Venture, Thebaud, South Venture and Alma located off the east coast of Nova Scotia. SOEP provides geographic diversification within our property portfolio and provides the trust with direct exposure to the premium north-eastern U.S. gas markets.
Pengrowth’s total sales from SOEP averaged 4,735 boepd for the quarter. This is comprised of 3,545 boepd of gas sales plus 1,189 boepd of liquids sales. Liquids include propane and butane sales plus 67,921 bbls of condensate.
Quarterly volumes were lower than the second quarter volumes due to a 16 day turnaround that started on August 7, 2009. The turnaround was required to undertake regulatory required inspection of certain pressure vessels as well as general maintenance. The shutdown was extended to the end of August due to the impact of Hurricane Bill.
Pengrowth has an 8.4 percent working interest in the recently drilled Alma 4 well. The primary target was the Mississauga ‘A’ Gas Sand at a TD of 4,300 metres. Logging results indicate the zone to be developed as per expectations. As of the end of September Alma 4 was being perforated in the Mississauga A sand. Production is expected to start in early October.
Lindbergh
The 20 kilometer river water supply pipeline liner was installed at a total cost of $1.3 million.

PENGROWTH ENERGY TRUST -32-
Consolidated Balance Sheets
(Stated in thousands of dollars)
(unaudited)

	As at	As at
	September 30	December 31
	2009	2008
ASSETS
CURRENT ASSETS
Accounts receivable	$176,966	$197,131
Due from Pengrowth Management Limited	645	623
Fair value of risk management contracts (Note 13)	52,471	122,841

	230,082	320,595

FAIR VALUE OF RISK MANAGEMENT CONTRACTS (Note 13)	1,332	41,851

OTHER ASSETS (Note 2)	45,907	42,618

PROPERTY, PLANT AND EQUIPMENT	3,962,814	4,251,381

GOODWILL	660,896	660,896

	$4,901,031	$5,317,341

LIABILITIES AND UNITHOLDERS’ EQUITY
CURRENT LIABILITIES
Bank indebtedness	$2,365	$2,631
Accounts payable and accrued liabilities	183,538	260,828
Distributions payable to unitholders	46,258	87,142
Fair value of risk management contracts (Note 13)	8,528	2,706
Future income taxes (Note 5)	12,528	34,964
Contract liabilities	1,917	2,483
Current portion of long-term debt (Note 3)	160,397	—

	415,531	390,754

FAIR VALUE OF RISK MANAGEMENT CONTRACTS (Note 13)	32,461	16,021

CONTRACT LIABILITIES	8,384	9,680

CONVERTIBLE DEBENTURES	74,850	74,915

LONG TERM DEBT (Note 3)	1,264,174	1,524,503

ASSET RETIREMENT OBLIGATIONS (Note 4)	355,691	344,345

FUTURE INCOME TAXES (Note 5)	240,615	293,318

TRUST UNITHOLDERS’ EQUITY
Trust unitholders’ capital (Note 6)	4,623,750	4,588,587
Equity portion of convertible debentures	160	160
Contributed surplus (Note 6)	19,579	16,579
Deficit (Note 8)	(2,134,164)	(1,941,521)

	2,509,325	2,663,805

	$4,901,031	$5,317,341

SUBSEQUENT EVENT (Note 14)
See accompanying notes to the consolidated financial statements.

PENGROWTH ENERGY TRUST -33-
Consolidated Statements of Income and Deficit
(Stated in thousands of dollars)
(unaudited)

	Three months ended		Nine months ended
	September 30		September 30
	2009	2008	2009	2008

REVENUES
Oil and gas sales	$325,264	$518,662	$983,871	$1,526,891
Unrealized (loss) gain on commodity risk management (Note 13)	(5,609)	476,005	(133,625)	(42,350)
Processing and other income	3,435	5,193	13,016	13,185
Royalties, net of incentives	(49,671)	(129,543)	(136,608)	(353,317)

NET REVENUE	273,419	870,317	726,654	1,144,409

EXPENSES
Operating	92,801	105,268	288,837	314,434
Transportation	3,740	3,291	9,369	9,822
Amortization of injectants for miscible floods	4,839	6,527	15,557	19,996
Interest on long term debt	19,437	19,043	62,036	53,686
General and administrative	13,693	13,244	48,095	41,742
Management fee	—	3,000	2,793	9,000
Foreign exchange (gain) loss (Note 9)	(81,608)	19,931	(131,747)	54,675
Depletion, depreciation and amortization	147,181	151,510	447,081	451,667
Accretion (Note 4)	6,989	7,112	20,563	20,853
Other expenses (income)	3,112	(571)	4,879	(2,957)

	210,184	328,355	767,463	972,918

INCOME (LOSS) BEFORE TAXES	63,235	541,962	(40,809)	171,491

Future income tax expense (reduction) (Note 5)	(15,055)	119,567	(75,139)	(75,671)

NET INCOME AND COMPREHENSIVE INCOME	$78,290	$422,395	$34,330	$247,162

Deficit, beginning of period	(2,140,219)	(2,196,982)	(1,941,521)	(1,686,356)

Distributions declared	(72,235)	(170,959)	(226,973)	(506,352)

DEFICIT, END OF PERIOD	$(2,134,164)	$(1,945,546)	$(2,134,164)	$(1,945,546)

NET INCOME PER TRUST UNIT (Note 11)
Basic	$0.30	$1.69	$0.13	$0.99

Diluted	$0.30	$1.69	$0.13	$0.99

See accompanying notes to the consolidated financial statements.

PENGROWTH ENERGY TRUST -34-
Consolidated Statements of Cash Flow
(Stated in thousands of dollars)
(unaudited)

	Three months ended		Nine months ended
	September 30		September 30
	2009	2008	2009	2008
CASH PROVIDED BY (USED FOR):

OPERATING
Net income and comprehensive income	$78,290	$422,395	$34,330	$247,162
Depletion, depreciation and accretion	154,170	158,622	467,644	472,520
Future income tax expense (reduction)	(15,055)	119,567	(75,139)	(75,671)
Contract liability amortization	(619)	(1,165)	(1,862)	(3,497)
Amortization of injectants	4,839	6,527	15,557	19,996
Purchase of injectants	(1,671)	(4,787)	(8,351)	(15,582)
Expenditures on remediation (Note 4)	(3,832)	(11,736)	(11,056)	(22,116)
Unrealized foreign exchange (gain) loss (Note 9)	(80,535)	25,372	(131,109)	61,235
Unrealized loss (gain) on commodity risk management (Note 13)	5,609	(476,005)	133,625	42,350
Trust unit based compensation (Note 7)	2,513	1,915	8,698	6,476
Other items	978	(1,129)	2,801	(1,964)
Changes in non-cash operating working capital (Note 10)	18,228	34,021	(33,721)	26,800

	162,915	273,597	401,417	757,709

FINANCING
Distributions paid (Note 8)	(77,687)	(168,278)	(267,857)	(502,674)
Bank indebtedness	(2,242)	11,913	(266)	18,420
Repayment of Accrete bank debt	—	(16,289)	—	(16,289)
Change in long term debt, net	(48,000)	(2,600)	30,000	17,165
Proceeds from issue of trust units	13,256	16,626	29,465	50,567

	(114,673)	(158,628)	(208,658)	(432,811)

INVESTING
Business acquisition	—	(732)	—	(908)
Expenditures on property, plant and equipment	(44,047)	(99,458)	(161,236)	(276,052)
Other property acquisitions	137	(18,120)	(10,376)	(35,692)
Proceeds on property dispositions	(356)	(154)	7,730	(3,127)
Change in remediation trust funds	(1,626)	(1,772)	(5,451)	(6,424)
Change in non-cash investing working capital (Note 10)	(2,350)	5,267	(23,426)	(4,712)

	(48,242)	(114,969)	(192,759)	(326,915)

CHANGE IN CASH AND TERM DEPOSITS	—	—	—	(2,017)

CASH AND TERM DEPOSITS AT BEGINNING OF PERIOD	—	—	—	2,017

CASH AND TERM DEPOSITS AT END OF PERIOD	$—	$—	$—	$—
See accompanying notes to the consolidated financial statements.

PENGROWTH ENERGY TRUST -35-
Notes To Consolidated Financial Statements
(Unaudited)
September 30, 2009
(Tabular amounts are stated in thousands of dollars except per trust unit amounts and as otherwise stated)
1.	SIGNIFICANT ACCOUNTING POLICIES
The interim consolidated financial statements of Pengrowth Energy Trust include the accounts of Pengrowth Energy Trust (the “Trust”) and all of its subsidiaries (collectively referred to as “Pengrowth”), including Pengrowth Corporation (the “Corporation”).

The financial statements have been prepared by management in accordance with generally accepted accounting principles in Canada. The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the fiscal year ended December 31, 2008 except as noted below. The disclosures provided below are incremental to those included with the annual consolidated financial statements. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in Pengrowth’s annual report for the year ended December 31, 2008.

Certain comparative figures have been reclassified to conform to the presentation adopted in the current period.

Change in Accounting Policies

New Canadian accounting recommendations related to goodwill and intangible assets which established revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets, were adopted on January 1, 2009. There was no impact on the financial position or results of operations as a result of adopting this standard.
2.	OTHER ASSETS

	As at	As at
	September 30, 2009	December 31, 2008

Remediation trust funds	$33,249	$27,122
Equity investment in Monterey Exploration Ltd.	7,325	9,872
Other investments	5,333	5,624

	$45,907	$42,618

The Sable Offshore Energy Project (SOEP) remediation trust fund as at September 30, 2009 was $24.3 million (December 31, 2008 — $18.4 million). The investments in the fund have been designated as held for trading and are recorded at fair value each period end. For the nine months ended September 30, 2009, the amount of unrealized gain related to the SOEP remediation trust fund was $0.7 million (September 30, 2008 — loss of $0.2 million), which was included in other expenses (income). As at September 30, 2009, the $8.9 million (December 31, 2008 — $8.7 million) in the Judy Creek remediation trust fund is classified as held to maturity and interest income is recognized when earned and included in other expenses (income).

PENGROWTH ENERGY TRUST - 36 -
3.	LONG TERM DEBT

	As at	As at
	September 30, 2009	December 31, 2008

U.S. dollar denominated senior unsecured notes:
150 million at 4.93 percent due April 2010	$160,397	$182,180
50 million at 5.47 percent due April 2013	53,392	60,727
400 million at 6.35 percent due July 2017	426,347	485,080
265 million at 6.98 percent due August 2018	282,318	321,231

	$922,454	$1,049,218
U.K. Pound Sterling denominated 50 million unsecured notes at 5.46 percent due December 2015	85,117	88,285
Canadian dollar 15 million senior unsecured notes at 6.61 percent due August 2018	15,000	15,000
Canadian dollar revolving credit facility borrowings	402,000	372,000

Total long term debt	$1,424,571	$1,524,503
Current portion of long term debt due April 2010	(160,397)	—

Non-current portion of long term debt	$1,264,174	$1,524,503

Pengrowth has a committed $1.2 billion syndicated extendible revolving term credit facility. The facility is unsecured, covenant based with a June 15, 2011 maturity date. Pengrowth has the option to extend the facility annually, subject to the approval of the lenders, or repay the entire balance upon maturity. Various borrowing options are available under the facility including prime rate based advances and bankers’ acceptance loans. This facility carries floating interest rates that are expected to range between 0.60 percent and 1.15 percent over bankers’ acceptance rates depending on Pengrowth’s consolidated ratio of senior debt to earnings before interest, taxes and non-cash items. In addition, Pengrowth has a $50 million demand operating facility line of credit. The revolving facility was reduced by drawings of $402 million and by outstanding letters of credit in the amount of approximately $11 million at September 30, 2009.

As of September 30, 2009, an unrealized cumulative foreign exchange gain of $60.5 million (December 31, 2008 — loss of $66.9 million) has been recognized on the U.S. dollar term notes since the date of issuance. As of September 30, 2009, an unrealized cumulative foreign exchange gain of $28.6 million (December 31, 2008 — $25.4 million) has been recognized on the U.K. Pound Sterling denominated term notes since Pengrowth ceased to designate existing foreign exchange swaps as a hedge on January 1, 2007.
4.	ASSET RETIREMENT OBLIGATIONS (ARO)

	Nine months ended	Year Ended
	September 30, 2009	December 31, 2008

ARO, beginning of period	$344,345	$352,171
Increase (decrease) in liabilities during the period related to:
Acquisitions	185	3,414
Dispositions	(224)	(5,663)
Additions	1,878	3,618
Revisions	—	(4,555)
Accretion expense	20,563	28,051
Liabilities settled in the period	(11,056)	(32,691)

ARO, end of period	$355,691	$344,345

5.	INCOME TAXES
Future income tax is a non-cash item relating to temporary differences between the accounting and tax basis of Pengrowth’s assets and liabilities and has no immediate impact on Pengrowth’s cash flows. During the nine months ended September 30, 2009, Pengrowth recorded a future tax reduction of $75 million. The future income tax reduction includes approximately $67 million related to taxable income at the trust level where the tax is currently the responsibility of the unitholder.

PENGROWTH ENERGY TRUST -37-
6.	TRUST UNITS Pengrowth is authorized to issue an unlimited number of trust units.
Total Trust Units:

	Nine months ended		Year Ended
	September 30, 2009		December 31, 2008
	Number of		Number of
Trust Units Issued	Trust Units	Amount	Trust Units	Amount

Balance, beginning of period	256,075,997	$4,588,587	246,846,420	$4,432,737
Issued on redemption of Deferred Entitlement Units (DEUs) (non-cash)	384,171	5,409	238,633	2,484
Issued for cash on exercise of trust unit options and rights	245,579	1,585	290,363	4,274
Issued for cash under Distribution Reinvestment Plan (DRIP)	2,507,261	21,233	3,727,256	59,423
Issued for the Accrete business combination	—	—	4,973,325	89,253
Issued for cash under At The Market (ATM) Plan	901,400	7,960	—	—
Trust unit rights incentive plan (non-cash exercised)	—	289	—	614
Issue costs	—	(1,313)	—	(198)

Balance, end of period	260,114,408	$4,623,750	256,075,997	$4,588,587

During the nine months ended September 30, 2009, 1,000 Class A trust units were converted to “consolidated” trust units. As at September 30, 2009, 888 Class A trust units remain outstanding. All other trust units outstanding are “consolidated” trust units.
     Contributed Surplus

	Nine months ended	Year Ended
	September 30, 2009	December 31, 2008

Balance, beginning of period	$16,579	$9,679
Trust unit rights incentive plan (non-cash expensed)	2,332	2,348
Deferred entitlement trust units (non-cash expensed)	6,366	7,650
Trust unit rights incentive plan (non-cash exercised)	(289)	(614)
Deferred entitlement trust units (non-cash exercised)	(5,409)	(2,484)

Balance, end of period	$19,579	$16,579

7.	TRUST UNIT BASED COMPENSATION PLANS
Up to ten percent of the issued and outstanding trust units, to a maximum of 24 million trust units, may be reserved for DEUs, rights and option grants, in aggregate, subject to a maximum of 5.5 million DEUs available for issuance pursuant to the long term incentive program.

Long Term Incentive Program
Pengrowth recorded compensation expense of $6.4 million in the nine months ended September 30, 2009 (September 30, 2008 — $4.5 million) related to the DEUs based on the weighted average grant date fair value of $6.47 per DEU (September 30, 2008 — $18.40 per DEU). For the nine months ended September 30, 2009, 384,171 trust units were issued (September 30, 2008 — 238,633) on redemption of vested DEUs.

	Nine months ended		Year Ended
	September 30, 2009		December 31, 2008
	Number	Weighted	Number	Weighted
DEUs	of DEUs	average price	of DEUs	average price

Outstanding, beginning of period	1,270,750	$19.38	868,042	$20.13
Granted	1,150,915	$6.47	578,833	$17.88
Forfeited	(92,374)	$12.71	(158,532)	$19.54
Exercised	(265,308)	$21.91	(202,020)	$18.51
Deemed DRIP (1)	210,726	$14.48	184,427	$19.70

Outstanding, end of period	2,274,709	$12.36	1,270,750	$19.38

(1)	Weighted average deemed DRIP price is based on the average of the original grant prices.
     Trust Unit Rights Incentive Plan

PENGROWTH ENERGY TRUST -38-
As at September 30, 2009, rights to purchase 5,541,247 trust units were outstanding (December 31, 2008 — 3,292,622) that expire at various dates to August 19, 2014.

	Nine months ended		Year Ended
	September 30, 2009		December 31, 2008
	Number	Weighted	Number	Weighted
Trust Unit Rights	of rights	average price	of rights	average price

Outstanding, beginning of period	3,292,622	$16.78	2,250,056	$17.39
Granted (1)	2,882,355	$6.54	1,703,892	$17.96
Forfeited	(388,151)	$12.41	(397,469)	$17.49
Exercised	(245,579)	$6.46	(263,857)	$14.55

Outstanding, end of period	5,541,247	$12.18	3,292,622	$16.78

Exercisable, end of period	3,099,630	$14.82	1,950,375	$16.52

(1)	Weighted average exercise price of rights granted are based on the exercise price at the date of grant.
Compensation expense associated with the trust unit rights granted in the nine months ended September 30, 2009 was based on the estimated fair value of $1.11 per trust unit right (September 30, 2008 — $1.70). The fair value of trust unit rights granted in the period was estimated at 17 percent of the exercise price at the date of grant using a binomial lattice option pricing model with the following assumptions: risk-free rate of 1.7 percent, volatility of 43 percent, expected distribution yield of 20 percent per trust unit and reductions in the exercise price over the life of the trust unit rights. The amount of compensation expense is reduced by the estimated forfeitures at the date of grant which has been estimated at five percent for directors and officers and ten percent for employees. Compensation expense related to the trust unit rights for the nine months ended September 30, 2009 was $2.3 million (September 30, 2008 — $2.0 million).
Trust Unit Option Plan
During the nine months ended September 30, 2009, no trust unit options were exercised (September 30, 2008 — 26,506 at a weighted average exercise price of $16.43) and 1,700 trust unit options were forfeited (September 30, 2008 — 5,070) at a weighted average exercise price of $14.95 (September 30, 2008 — $17.48). As at September 30, 2009, no options to purchase trust units were outstanding (September 30, 2008 — 34,742 were outstanding with a weighted average exercise price of $14.01).
8.	DEFICIT

	As at	As at
	September 30, 2009	December 31, 2008

Accumulated earnings	$2,105,518	$2,071,188
Accumulated distributions declared	(4,239,682)	(4,012,709)

	$(2,134,164)	$(1,941,521)

Pengrowth historically under its Royalty and Trust Indentures and NPI agreement distributed to unitholders a significant portion of its cash flow from operations. Cash flow from operations typically exceeds net income or loss as a result of non-cash expenses such as unrealized gains (losses) on commodity contracts, unrealized foreign exchange gains (losses), depletion, depreciation and accretion. These non-cash expenses result in a deficit being recorded despite Pengrowth distributing less than its cash flow from operations.
Distributions paid
Actual cash distributions paid for the nine months ended September 30, 2009 were $268 million (September 30, 2008 — $503 million). Distributions declared have been determined in accordance with the Trust Indenture. Distributions are declared payable in the following month after the distributions were earned. The amount of cash not distributed to unitholders is at the discretion of the Board of Directors.

PENGROWTH ENERGY TRUST -39-
9.	FOREIGN EXCHANGE LOSS (GAIN)

	Three months ended		Nine months ended
	September 30, 2009	September 30, 2008	September 30, 2009	September 30, 2008

Unrealized foreign exchange (gain) loss on translation of U.S. dollar denominated debt	$(79,840)	$31,779	$(127,415)	$48,819
Unrealized foreign exchange gain on translation of U.K. pound sterling denominated debt	(10,120)	(6,780)	(3,220)	(3,400)

	(89,960)	24,999	(130,635)	45,419

Unrealized loss (gain) on foreign exchange risk management contracts	9,425	373	(474)	15,816

	(80,535)	25,372	(131,109)	61,235
Realized foreign exchange gain	(1,073)	(5,441)	(638)	(6,560)

	$(81,608)	$19,931	$(131,747)	$54,675

10.	OTHER CASH FLOW DISCLOSURES
Change in Non-Cash Operating Working Capital

	Three months ended		Nine months ended
Cash provided by (used for):	September 30, 2009	September 30, 2008	September 30, 2009	September 30, 2008

Accounts receivable	$1,974	$27,076	$20,165	$(32,491)
Accounts payable and accrued liabilities	16,458	4,440	(53,864)	54,570
Due from Pengrowth Management Limited	(204)	2,505	(22)	4,721

	$18,228	$34,021	$(33,721)	$26,800

Change in Non-Cash Investing Working Capital

	Three months ended		Nine months ended
Cash provided by (used for):	September 30, 2009	September 30, 2008	September 30, 2009	September 30, 2008

Accounts payable and capital accruals	$(2,350)	$5,267	$(23,426)	$(4,712)

     Cash Interest Payments

	Three months ended		Nine months ended
	September 30, 2009	September 30, 2008	September 30, 2009	September 30, 2008

Interest on long-term debt	$27,941	$16,615	$74,197	$53,962

11.	AMOUNTS PER TRUST UNIT

The following reconciles the weighted average number of trust units used in the basic and diluted net income (loss) per unit calculations:

	Three months ended		Nine months ended
	September 30, 2009	September 30, 2008	September 30, 2009	September 30, 2008

Weighted average number of trust units — basic	259,262,540	249,460,587	257,995,930	248,406,106
Dilutive effect of trust unit options, trust unit rights and DEUs	2,083,756	802,313	1,535,645	269,390

Weighted average number of trust units — diluted	261,346,296	250,262,900	259,531,575	248,675,496

For the three months ended September 30, 2009, 6.1 million trust units (September 30, 2008 — 5.8 million) from trust unit options, rights, DEUs and the convertible debentures were excluded from the diluted net income (loss) per unit calculation as their effect is anti-dilutive. For the nine months ended September 30, 2009, 6.2 million trust units (September 30, 2008 — 5.4 million) from trust unit options, rights, DEUs and the convertible debentures were excluded from the diluted net income (loss) per unit calculation as their effect is anti-dilutive.
12.	CAPITAL DISCLOSURES

Pengrowth defines its capital as trust unitholders’ equity, long term debt, bank indebtedness, convertible debentures and working capital.

Pengrowth’s goal over longer periods is to maintain or modestly grow production and reserves on a debt adjusted per unit basis. Pengrowth seeks to retain sufficient flexibility with its capital to take advantage of acquisition opportunities that may arise.

Pengrowth must comply with certain financial debt covenants. Compliance with these financial covenants is closely monitored by management as part of Pengrowth’s overall capital management objectives. The covenants are based on specific definitions prescribed in the debt agreements and are different between the

PENGROWTH ENERGY TRUST -40-
credit facility and the term notes. Throughout the period, Pengrowth was in compliance with all financial covenants.

Pengrowth’s ability to issue trust units and convertible debt is subject to external restrictions as a result of the Specified Investment Flow-Through Entities Legislation (the SIFT tax). As of September 30, 2009 Pengrowth may issue an additional $4.2 billion (reduced by $0.3 billion as a result of the October 23, 2009 equity issue) of equity in total for 2009 and 2010 under the safe harbour provisions.

Management monitors capital using non-GAAP financial metrics, primarily total debt to the trailing twelve months earnings before interest, taxes, depletion, depreciation, amortization, accretion, and other non-cash items (EBITDA) and Total Debt to Total Capitalization. Pengrowth seeks to manage the ratio of total debt to trailing EBITDA and Total Debt to Total Capitalization ratio with the objective of being able to finance its growth strategy while maintaining sufficient flexibility under the debt covenants.

In order to maintain its financial condition or adjust its capital structure, Pengrowth may issue new debt, refinance existing debt, issue additional equity, adjust the level of distributions paid to unitholders, adjust the level of capital spending or dispose of non-core assets to reduce debt levels. To maintain its financial flexibility, Pengrowth reduced its monthly distributions three times between March 31, 2008 and September 30, 2009 from $0.225 per trust unit, to $0.17 per trust unit, to $0.10 per trust unit. In order to provide funds for an expanded capital program, while maintaining fiscal discipline, Pengrowth reduced distributions effective with the November 16, 2009 distribution to $0.07 per trust unit. However, there may be instances where it would be acceptable for total debt to trailing EBITDA to temporarily fall outside of the normal targets set by management such as in financing an acquisition to take advantage of growth opportunities. This would be a strategic decision made by management and approved by the Board of Directors with steps taken in the subsequent period to restore Pengrowth’s capital structure based on its capital management objectives.

Pengrowth’s objectives, policies and processes for managing capital have remained substantially consistent from the prior year. Management believes that current total debt to trailing EBITDA is within reasonable limits.

The following is a summary of Pengrowth’s capital structure, excluding unitholders’ equity:

	As at	As at
	September 30, 2009	December 31, 2008

Term credit facilities	$402,000	$372,000
Senior unsecured notes(1)	862,174	1,152,503
Working capital deficiency	185,449	70,159
Convertible debentures	74,850	74,915

Total debt including convertible debentures	$1,524,473	$1,669,577

(1)	Non-current portion of long term debt
13.	FINANCIAL INSTRUMENTS

MARKET RISK

Market risk is the risk that the fair value, or future cash flows of financial assets and liabilities, will fluctuate due to movements in market prices. Market risk is composed of commodity price risk, foreign currency risk, interest rate risk and equity price risk.

PENGROWTH ENERGY TRUST -41-
Commodity Price Risk
As at September 30, 2009, Pengrowth had fixed the price applicable to future production as follows:
Crude Oil

Remaining term	Volume (bbl/d)	Reference Point		Price per bbl

Financial:
Oct 1, 2009 — Dec 31, 2009	15,500	WTI	(1)	$82.45 Cdn
Jan 1, 2010 — Dec 31, 2010	12,500	WTI	(1)	$82.09 Cdn
Jan 1, 2011 — Dec 31, 2011	500	WTI	(1)	$82.44 Cdn

(1)	Associated Cdn $/U.S. $ foreign exchange rate has been fixed
Natural Gas:

Remaining term	Volume (mmbtu/d)	Reference Point		Price per mmbtu

Financial:
Oct 1, 2009 - Dec 31, 2009	10,000	NYMEX	(1)	$8.50 Cdn
Oct 1, 2009 - Dec 31, 2009	49,760	AECO		$7.76 Cdn
Oct 1, 2009 - Dec 31, 2009	15,000	Chicago MI	(1)	$8.45 Cdn
Jan 1, 2010 - Dec 31, 2010	97,151	AECO		$6.10 Cdn
Jan 1, 2010 - Dec 31, 2010	5,000	Chicago MI	(1)	$6.78 Cdn
Jan 1, 2011 - Dec 31, 2011	33,174	AECO		$5.77 Cdn
Jan 1, 2011 - Dec 31, 2011	5,000	Chicago MI	(1)	$6.78 Cdn

(1)	Associated Cdn $/U.S. $ foreign exchange rate has been fixed
The above commodity risk management contracts are classified as held for trading and are recorded on the balance sheet at fair value.
The fair value of the commodity risk management contracts are allocated to current and non-current assets and liabilities on a contract by contract basis. The change in the fair value of the commodity risk management contracts during the period is recognized as an unrealized gain or loss on the statement of income (loss) as follows:

	As at	As at
Commodity Risk Management Contracts	September 30, 2009	September 30, 2008

Current portion of unrealized risk management assets	$52,471	$—
Non-current portion of unrealized risk management assets	1,332	—
Current portion of unrealized risk management liabilities	(5,571)	(101,408)
Non-current portion of unrealized risk management liabilities	(17,165)	(26,149)

Total unrealized risk management assets (liabilities) at period end	$31,067	$(127,557)

	Three months ended	Three months ended
	September 30, 2009	September 30, 2008

Total unrealized risk management assets (liabilities) at period end	$31,067	$(127,557)

Less: Unrealized risk management assets (liabilities) at beginning of period	36,676	(603,562)

Unrealized (loss) gain on risk management contracts for the period	$(5,609)	$476,005

	Nine months ended	Nine months ended
	September 30, 2009	September 30, 2008

Total unrealized risk management assets (liabilities) at period end	$31,067	$(127,557)

Less: Unrealized risk management assets (liabilities) at beginning of period	164,692	(85,207)

Unrealized loss on risk management contracts for the period	$(133,625)	$(42,350)

Commodity Price Sensitivity
Each Cdn $1 per barrel change in future oil prices would result in approximately Cdn $6.2 million pre-tax change in the unrealized gain (loss) on commodity risk management contracts. Similarly, each Cdn $0.25 per mcf change in future natural gas prices would result in approximately Cdn $14.5 million pre-tax change in the unrealized gain (loss) on commodity risk management contracts.
As of close September 30, 2009, the AECO spot price gas price was approximately $3.55/GJ and the WTI prompt month price was US$70.61 per barrel.

PENGROWTH ENERGY TRUST -42-
Foreign Exchange Risk
Pengrowth entered into foreign exchange risk management contracts in conjunction with issuing U.K. Pounds Sterling 50 million ten year term notes which fixed the Canadian dollar to U.K. Pound Sterling exchange rate on the interest and principal of the U.K. Pound Sterling denominated debt at approximately 0.4976 U.K. Pounds Sterling per Canadian dollar. The estimated fair value of the foreign exchange risk management contracts have been determined based on the amount Pengrowth would receive or pay to terminate the contracts at period end. At September 30, 2009, the amount Pengrowth would pay to terminate the foreign exchange risk management contracts would be approximately $18.3 million.
The foreign exchange risk management contracts are classified as held for trading and are recorded on the balance sheet at fair value. The fair value of the foreign exchange risk management contracts are allocated to current and non-current assets and liabilities on a contract by contract basis. The change in the fair value of the foreign exchange risk management contracts during the period is recognized as an unrealized gain or loss on the statement of income (loss) as follows:

	As at	As at
Foreign Exchange Risk Management Contracts	September 30, 2009	September 30, 2008

Current portion of unrealized risk management liabilities	$(2,957)	$(1,396)
Non-current portion of unrealized risk management liabilities	(15,296)	(8,614)

Total unrealized risk management liabilities at period end	$(18,253)	$(10,010)

	Three months ended	Three months ended
	September 30, 2009	September 30, 2008

Total unrealized risk management liabilities at period end	$(18,253)	$(10,010)
Less: Unrealized risk management liabilities at beginning of period	(8,828)	(9,637)

Unrealized loss on risk management contracts for the period	$(9,425)	$(373)

	Nine months ended	Nine months ended
	September 30, 2009	September 30, 2008

Total unrealized risk management liabilities at period end	$(18,253)	$(10,010)

Less: Unrealized risk management (liabilities) assets at beginning of period	(18,727)	5,806

Unrealized gain (loss) on risk management contracts for the period	$474	$(15,816)

Foreign Exchange Rate Sensitivity
The following summarizes the sensitivity on a pre-tax basis of a change in the foreign exchange rate on unrealized foreign exchange gains (losses) related to the translation of the foreign denominated term debt and on unrealized gains (losses) related to the change in the fair value of the foreign exchange risk management contracts, holding all other variables constant:

	Cdn $0.01 Exchange Rate Change
Foreign Exchange Sensitivity	Cdn - U.S.	Cdn - U.K.

Unrealized foreign exchange gain or loss on foreign denominated debt	$8,650	$500
Unrealized foreign exchange risk management gain or loss	—	587

Interest Rate Risk
Pengrowth is exposed to interest rate risk on the Canadian dollar revolving credit facility as the interest is based on floating interest rates. Pengrowth has mitigated some of its exposure to interest rate risk by issuing fixed rate term notes.
Interest Rate Sensitivity
As at September 30, 2009, Pengrowth has approximately $1.4 billion of long term debt of which $402 million is based on floating interest rates. A one percent increase in interest rates would increase pre-tax interest expense by approximately $3 million for the nine months ended September 30, 2009.
Equity Price Risk
Pengrowth has exposure to equity price risk on investments in an exchange traded bond fund related to a portion of the remediation trust fund and on its investment in Result, a publicly traded entity. Pengrowth’s exposure to equity price risk is not significant.

PENGROWTH ENERGY TRUST -43-
FAIR VALUE
The fair value of financial instruments that differ from their carrying value are as follows:

	September 30, 2009		December 31, 2008
	Carrying	Fair	Carrying	Fair
As at	Amount	Value	Amount	Value

Financial Assets
Remediation Trust Funds	$33,249	$33,045	$27,122	$26,948
Financial Liabilities
U.S. dollar denominated senior unsecured notes	$922,454	$1,003,848	$1,049,218	$1,213,723
Cdn dollar senior unsecured notes	$15,000	$15,510	$15,000	$16,075
U.K. Pound Sterling denominated unsecured notes	$85,117	$92,179	$88,285	$95,495
Convertible debentures	$74,850	$76,124	$74,915	$68,014

CREDIT RISK
Pengrowth considers amounts over 90 days as past due. As at September 30, 2009, the amount of accounts receivable that were past due was not significant. Pengrowth has not recorded a significant allowance for doubtful accounts as no significant impairment issues exist at September 30, 2009. Pengrowth’s objectives, processes and policies for managing credit risk have not changed from the previous year.
LIQUIDITY RISK
All of Pengrowth’s financial liabilities are current and due within one year, except as follows:

	Carrying	Contractual	within	1-2	2-5	More than
As at September 30, 2009	Amount	Cash Flows	1 year	years	years	5 years

Cdn dollar revolving credit facility(1)	$402,000	$408,688	$3,918	$404,770	$—	$—
Cdn dollar senior unsecured notes(1)	15,000	23,821	992	992	2,977	18,860
U.S. dollar denominated senior unsecured notes(1)	762,057	1,164,968	49,929	49,929	199,248	865,862
U.K. Pound Sterling denominated unsecured notes(1)	85,117	114,382	4,671	4,671	14,025	91,015
Convertible debentures (1)	74,850	80,824	4,858	75,966	—	—
Remediation trust fund payments	—	12,500	250	250	750	11,250
Commodity risk management contracts	22,736	23,142	5,614	13,616	3,912	—
Foreign exchange risk management contracts	18,253	195	30	30	90	45

(1)	Contractual cash flows include future interest payments calculated at period end exchange rates and interest rates
14. SUBSEQUENT EVENT
On October 23, 2009, Pengrowth closed an offering of 28,847,000 Trust Units at a price of $10.40 per trust unit for gross proceeds of approximately $300 million (net proceeds of approximately $285 million). The net proceeds from the offering were used to repay indebtedness under the credit facilities and for general corporate purposes.

PENGROWTH ENERGY TRUST -44-
CORPORATE PROFILE
DIRECTORS OF PENGROWTH CORPORATION
Thomas A. Cumming
Business Consultant
Derek Evans
President & CEO, Pengrowth Corporation
Wayne K. Foo
President & CEO, Parex Resources Inc.
James S. Kinnear
Chairman Emeritus, President,
Kinnear Financial Ltd.
Michael S. Parrett
Business Consultant
A. Terence Poole
Business Consultant
D. Michael G. Stewart
Corporate Director
Nicholas C. H. Villiers
Business Consultant
John B. Zaozirny; Vice Chairman and
Lead Independent Director,
Vice Chairman Canaccord Capital
Corporation
Director Emeritus
Thomas S. Dobson
Francis G. Vetsch
Stanley H. Wong
OFFICERS OF PENGROWTH CORPORATION
Derek Evans
President and Chief Executive Officer
Christopher Webster
Chief Financial Officer
Gordon M. Anderson
Vice President
Doug C. Bowles
Vice President and Controller
James Causgrove
Vice President, Production and Operations
William Christensen
Vice President, Strategic Planning and Reservoir Exploitation
James M. Donihee
Vice President, Chief of Staff
Charles V. Selby
Vice President and Corporate Secretary
Larry B. Strong
Vice President, Geosciences
TRUSTEE
Computershare Trust Company of Canada
BANKERS
Bank Syndicate Agent: Royal Bank of Canada
AUDITORS
KPMG LLP
ENGINEERING CONSULTANTS
GLJ Petroleum Consultants Ltd.
ABBREVIATIONS

bbl	barrel
bcf	billion cubic feet
boe*	barrels of oil equivalent
gj	gigajoule
mbbls	thousand barrels
mmbbls	million barrels
mboe*	thousand barrels of oil equivalent
mmboe*	million barrels of oil equivalent
mmbtu	million British thermal units
mcf	thousand cubic feet
mmcf	million cubic feet

*	6 mcf of gas =1 barrel of oil equivalent
PENGROWTH AND A STRONG COMMUNITY
Pengrowth believes in enhancing the community where our employees live and work. Pengrowth and Pengrowth Management Limited support causes and institutions both financially and through volunteer efforts and are proud of these associations and partnerships with many community-building non-profit organizations.
Pengrowth has a substantial investment in our community though many of the costs are attributed to Pengrowth Management, Pengrowth Energy Trust unitholders benefit through the visibility associated with these vital partnerships.
STOCK EXCHANGE LISTINGS
The Toronto Stock Exchange:
Symbol: PGF.UN
The New York Stock Exchange:
Symbol: PGH
PENGROWTH ENERGY TRUST
Head Office
2100, 222 Third Avenue SW
Calgary, AB T2P 0B4 Canada
Telephone: (403) 233-0224
Toll-Free: (800) 223-4122
Facsimile: (403) 265-6251
Email: investorrelations@pengrowth.com
Website: www.pengrowth.com
Halifax Office
Purdy’s Tower 1 - Suite 1700
1959 Upper Water Street
Halifax, Nova Scotia B3J 2N2 Canada
Telephone: (902) 425-8778
Facsimile: (902) 425-7887
INVESTOR RELATIONS
For investor relations enquiries, please contact:
Investor Relations, Calgary
Telephone: (403) 233-0224
Toll-Free: (888) 744-1111
Facsimile:(403) 693-8889
Email: investorrelations@pengrowth.com